Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Eliezer Helfgott, Esq. Of Counsel Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550

August 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Reynolds, Assistant Director
MAIL STOP 3561

RE:	Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2006, as amended by Amendment No. 1 Filed June 5, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated June 30, 2006 and July 6, 2006 concerning the Company’s Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on June 5, 2006 (“Amendment No. 1 to the Preliminary Proxy Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The responses in this letter correspond to the Staff’s comments as set forth in its letters to the Company. Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to the marked version of Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2 to the Preliminary Proxy Statement”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letters in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 2 and materials described as being furnished supplementally are furnished in multiple copies under separate cover by overnight courier service. Information submitted to certain members of the Accounting and Engineering Staff on an informal basis prior to this submission are being provided electronically via EDGAR but are not otherwise referenced herein.

Securities and Exchange Commission
August 1, 2006

The following responses are keyed to the Staff’s letter dated June 30, 2006:

General

1.	We note that you have not provided a written statement from the company as requested on the last page of each of our letters dated April 28, 2006, May 2, 2006, and May 9, 2006, acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted previously, please be advised that the Division of Enforcement has access to all you provide to the Staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please supply such written statement with your next amendment.

Response: We note the Staff’s comment and have furnished Platinum’s written statement as requested together with our submission of Amendment No. 2 to the Preliminary Proxy Statement.

Comparative Per Share Data, page 19

2.
We have read your response to comment 48 and it is unclear how your current presentation is appropriate. The historical and pro forma per share data of the acquiring and target company should be provided in a table that facilitates comparison. Please refer to the guidance in Item 14(7)(b)(10) of the Proxy Rules and revise accordingly.

Response:  We note the Staff’s comment and advise the Staff that we have included the required historical and pro forma per share data pursuant to Item 14(7)(b)(10) of the Proxy Rules on page 19 of Amendment No. 2 to the Preliminary Proxy Statement.

Risk Factors, page 21

3.
We have read your response to comment 50 and your revised disclosure on page 21 (second risk factor) and page 107 (glossary of terms). You continue to reference a non-GAAP measure (i.e. present value of proved reserves); therefore, we are reissuing our comment. Please revise to include a GAAP measure of equal or greater prominence (e.g. standardized measure) and provide the minimum required disclosures related to measures Item 10 of Regulation S-K or revise to exclude all references to the present value of proved reserves.

Response: We note the Staff’s comment and have determined that the risk factor in question should be revised to exclude all references to Tandem’s present value of proved reserves. The risk factor for “The volatility of oil and natural gas prices….” has been revised accordingly.

Securities and Exchange Commission
August 1, 2006

Unaudited Pro Forma Financial Statements, page 59

4.
We have reviewed your response to comment 86 noting the company considers the historical costs of the assets acquired and liabilities assumed except for the oil and gas properties and deferred tax asset to represent the fair value. It is unclear how this accounting is consistent with SFAS No. 141 particularly paragraph (37). For example, accounts receivable should be reported at present values to be received based on current interest rates less any allowance for doubtful accounts, the real estate held for development would be valued at the appraised value and property plant and equipment at replacement cost if going to be used or fair value at which it would be sold. Please revise.

Response: We note the Staff’s comments and advise the Staff that we have utilized a preliminary allocation contingent upon the closing of the transaction which we believe is a good faith estimate. Upon the closing of the transaction we intend to obtain sufficient information to more accurately allocate the purchase price amongst all assets acquired and all liabilities assumed as prescribed by Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”). Additionally we advise the Staff that all of the assets excluding property and equipment (which includes the oil and gas properties) and the real estate held for development along with all liabilities with the exception of the deferred tax liability are recorded at their present values because the respective asset or liability is expected to be realized within one year of the balance sheet date. Accordingly, no discount is required. The only assets that may be subject to adjustment upon closing are the oil and gas properties included in property and equipment, other property and equipment and the real estate held for development.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Income Statement Pro Forma Notes
Note C, page 61

5.
We have reviewed your response to comment 88 and noted that the company has acknowledged that this is a nonrecurring item that does not relate to the current transaction; therefore the comment is being reissued in its entirety. We noted your adjustment where you have eliminated stock based compensation associated with transactions that will not result in recurring expense and to provide for continuing stock based compensation. Pro forma adjustments reflected should give effect to events that are directly attributable to the specific transaction, factually supportable, and expected to have a continuing impact. Further, it is not appropriate to eliminate items in arriving at pro forma results for infrequent or nonrecurring items included in the underlying historical financial statements for the registrant or other combining entities and that are not directly affected by the transaction. Please revise accordingly.

Response: We note the Staff’s comments and advise the Staff that in connection with the proposed acquisition of Tandem, we have entered in to new compensation arrangements with management of Tandem which will become effective upon the consummation of the transaction. The new compensation arrangements require considerably less stock-based compensation than was issued in 2005. Accordingly, we have prepared the following pro forma adjustment to reflect the new compensation arrangements which are factually supportable, directly attributable to the transaction, and are expected to have a continuing impact on the statement of operations:

Securities and Exchange Commission
August 1, 2006

Employee/Consultant	Stock Compensation Expense - Tandem Historical	Stock Compensation Expense Upon Completion of Merger	Pro Forma Adjustment

Tim Culp	6,558,228	-	(6,558,228)
Jack Chambers	4,372,152	85,000	(4,287,152)
Mickey Cunningham	9,526,076	100,000	(9,426,076)
Todd Yocham	9,526,076	100,000	(9,426,076)
Dyke Culp	546,519	-	(546,519)
Rex Chambers	1,190,759	-	(1,190,759)
Toben Scott	1,835,000	100,000	(1,735,000)
Donnie Mixon	300,000	-	(300,000)
John Pentomy	23,520	-	(23,520)
Trevor Blank	19,600	-	(19,600)
William Ritger	127,400	-	(127,400)
Capital Access	164,000	-	(164,000)
Ronnie Chambers	73,400	-	(73,400)
Coast Capital	328,000	-	(328,000)
Redwood Consultants	335,000	-	(335,000)
Ron Williams	2,680,000	-	(2,680,000)
Lance Duncan	-	4,033,333	4,033,333

Stock Compensation Expense	$37,605,730	$4,418,333	$(33,187,397)

Securities and Exchange Commission
August 1, 2006

To eliminate stock based compensation associated with transactions that will not result in recurring compensation expense and provide for anticipated stock compensation expense
Stock based compensation - recurring	4,418,333.00
Stock-based compensation -historical	(37,605,730.00)

Tandem Holdings, December 31, 2005 Audited Financial Statements
General

6.
It appears your financial statements have been restated for the correction of an error. Please revise to include the required disclosures of APB20 and advise your auditor to revise their report accordingly.

Response: We have revised the financial statements to comply with the requirements of APB20, and Tandem’s auditors have modified their opinion accordingly.

Consolidated Statement of Stockholders' (Deficit), F1-4

7.
We have reviewed your response to comment 94 and it is unclear how the $12,000,000 related to the historical cost of the TEC acquisition can be recorded as a distribution. This $12,000,000 appears to represent a note payable issued for the repurchase of 500 shares of TEC from a predecessor shareholder which has already been recorded as a reduction to earnings. Please clarify and revise.

Response: We have revised Note 3 and consolidated Note 8 into Note 3 of Tandem’s December 31, 2005 financial statements beginning on page F1-12 and we have revised Note 3 of Tandem’s financial statements for the quarter ended March 31, 2006 beginning on page F2-4 to better reflect a chronological order of the transactions which occurred in 2005 resulting in the current status of Tandem. This should clarify the relationship between the predecessor shareholder (Mr. Bullard) and Mr. Tim Culp.

Notes to Consolidated Financial Statements
Note 3 -Significant Transactions
General

8.
We noted your response to comment 103 however we have not reached the same conclusion that fair value is more clearly represented by a valuation based on a reserve report. The Staff typically does not consider fair value based upon fixed discounts from market value, lack of marketability adjustments or other “rule of thumb” adjustments to be representative of objective determinations of fair value. In this case, the market price would appear more indicative of the fair value of the stock issued, and accordingly your financial statements should be revised.

Securities and Exchange Commission
August 1, 2006

Response: We have restated Tandem’s financial statements for all periods to reflect stock compensation expense based on the average share trading price for the measurement periods. A new measurement period occurred subsequent to the failure of the transactions contemplated under the original acquisition agreements to close on May 31, 2005, and the re-allocation of these shares created substantial changes to the original transactions. This valuation on the new measurement date is in compliance with SFAS 123R and EITF 99-12, paragraph 5 as it relates to a new measurement date.

Additionally, the restatement complies with the disclosures required by APB20 as noted in our response to comment 3.

9.	Considering the comment above, please revise your accounting treatment for transactions where you have used $1.55 as your stock price (i.e. where you have not used the stock trading price).

Response: We note the Staff's comment and refer the Staff to our response to comment 8.

Issuance and Rescission of Common Stock, F-12

10.
We noted your response to comment 52 and your revised disclosure that, although Tandem's board of directors rescinded and cancelled the 20 million shares of common stock (issued in March 2005), 2.878 million shares controlled by Mr. Mortensen are still outstanding. Tell us if your accounting treatment for the recapitalization between Tandem and TEC appropriately reflects these shares as outstanding, if not, explain why. Cite the authoritative literature you used to support your accounting treatment.

Response: We note the Staff's comment and advise the Staff supplementally that on March 7, 2005, Mr. Lyle Mortensen, as sole director and officer of Tandem, authorized the issuance of 20 million shares of Tandem common stock to himself. In late March, 2005 he effected the cancellation of that certificate and issued an aggregate of 20 million shares of common stock to the management team and “founders” of Tandem, including Mr. Mortensen’s affiliate. A detailed analysis of these issuances has since been provided to Ms. Angela Halac of the SEC’s Division of Corporation Finance Accounting Staff. The 2.878 million shares were a part of the initial 20 million shares issued and cancelled in March, 2005. It is Tandem’s position that those shares were invalidly issued because no consideration was received by Tandem in exchange for those shares. To support Tandem’s position, management of Tandem has provided Ms. Halac with a copy of board minutes dated March 30, 2005, which evidence that the issuance of the 20 million shares was in connection with the “fulfillment of the purchase of all of the outstanding stock of TEXAS…[referring to Tandem Energy Holdings, Inc., the Texas corporation]” In other words, the stock issuance was valid only if the proposed transactions had occurred. Since the proposed transactions did not occur, the 2.878 million shares were affected by the failure of the purchase to be consummated. On June 1, 2005, when Tandem demanded the return of the 20 million shares to be cancelled (once the original transactions failed), management of Tandem was able to secure the certificates and cancel all of the shares except for those shares issued to Mr. Mortensen’s affiliate. However, the lack of response by Mr. Mortensen in no way validates his claim that the shares were validly issued.

Securities and Exchange Commission
August 1, 2006

Tandem has never intended that any more than 20 million “founders” shares be issued as part of the formation and acquisition transactions. If, however, it is ultimately adjudicated that Mr. Mortensen has a legal claim to the 2.878 million shares, the “Major Shareholders” have agreed to reduce their compensation shareholdings by 2.878 million shares. Accordingly, such reallocation would have no impact on compensation expense, nor would it have an impact on the recapitalization accounting to consolidate TEC and Tandem. Mr. Culp and the other “Major Shareholders” would still retain voting control of Tandem stock (63%), even with the dilution created by Mr. Mortensen’s shares. We refer the Staff to our response to comment 11 for further discussion related to the recapitalization vs. purchase method of accounting for the purchase by Tandem of TEC.

Acquisition of TEC, F1-13

11.
It appears from your disclosure that the purchase price for TEC was a $12M note payable from the revolving line of credit and 3,000,000 shares of Tandem issued for 100% of the shares from the remaining sole shareholder. Based on this exchange of debt (a form of cash) and shares, it is unclear how this transaction can be accounted for as a recapitalization as disclosed on F1-14. Please justify your accounting treatment.

Response: We note the Staff's comment and advise the Staff supplementally that the acquisition in June 2005 of TEC by Tandem, subsequent to TEC’s acquisition of certain assets of Shamrock, was accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Common control exists because Tim Culp, as President and CEO of both TEC and Tandem, before and after the acquisition of TEC by Tandem, together with the remaining “Major Shareholders” hold or control more than 50% of the voting ownership of both TEC and Tandem. To further illustrate the control held by Mr. Culp, when it became apparent that the financing for the original transactions could not be obtained by May 31, 2005, which was the deadline required by both the stock purchase agreement for TEC and the purchase and sale agreement for the assets of Shamrock, Mr. Culp, who then controlled 100% of TEC and 67% of the Shamrock assets, assumed control of Tandem and demanded the return of certain certificates representing invalidly issued shares issued under the original distribution of the 20 million shares, as a prerequisite under which Mr. Culp would consider renegotiating a transaction with Tandem. Under restated terms, the remaining Board of Directors, Tim Culp, Jack Chambers and Todd Yocham, issued 20 million shares to key employees and consultants who were going forward with Tandem and to satisfy the terms of the restated stock purchase agreement with TEC. Hence, because Mr. Culp controlled all of TEC, 67% of Shamrock, and now controlled approximately 77% of Tandem, the transaction was accounted for as a combination of entities under common control in a manner similar to a pooling of interest. This conclusion is based on the guidance in FASB Statement No. 141 "Business Combinations" and EITF 02-05 "Definition of 'Common Control' in relation to FASB Statement No. 141." Under these circumstances, management of Tandem believes that recapitalization accounting is appropriate for the Tandem financial statements as presented.

Securities and Exchange Commission
August 1, 2006

The table below illustrates the actual control Mr. Culp had over Tandem after May 31, 2005.

	No. of Shares	%	Cumulative
	(in millions)	of Total	%
Tim Culp	7.8	32.8%	32.8%
Jack Chambers	5.2	21.8%	54.6%
Todd Yocham	2.6	10.9%	65.5%
Michael Cunningham	2.6	10.9%	76.5%
Total "Major Shareholder" group	18.2
Others	5.6
Total shares outstanding	23.8

12.
Considering the comment above, it appears from your disclosure under Note 6 on page F1-16 that the $12M from the revolving line of credit was utilized for a stock redemption agreement with one of TEC’s predecessor stockholders in the amount of $13M. It is unclear from the disclosure if the $12M issued to the remaining sole shareholder in the purchase of TEC and the $13M issued for the stock redeemed from a predecessor shareholder of TEC is one transaction in the same. Please clarify and revise.

Response: We note the Staff’s comment and refer the Staff to our response to comment 7 to clarify the confusion between the transaction with the predecessor shareholder (Mr. Bullard), and the remaining shareholder (Mr. Culp).

Tandem (Pacific Medical Group) Purchase of TEC, F1-14

13.
We have read your disclosure regarding the merger (recapitalization) with TEC in June 2005. It appears from your disclosure that Tandem had 16,322 of issued and outstanding shares of common stock prior to the acquisition with TEC. This outstanding share balance does not appear to include the 1,533,000 shares issued by Tandem in a private placement on March 28, 2005. Please clarify and revise. Please note that these additional shares would have an impact on the common stock account and the entries required to eliminate the accumulated deficit and retained earnings of Tandem in the recapitalization.

Response: We note the Staff's comment and note that a schedule outlining the chronology of each share issuance has been provided supplementally to Ms. Halac which identifies outstanding share position of Tandem at any point in time. The paragraph referred to in the Staff’s comment letter under the subheading “Tandem (Pacific Medical Group) Purchase of TEC” has been revised accordingly and we direct the Staff to the revised disclosure on page F1-15 of Amendment No. 2 to the Preliminary Proxy Statement. Although the private placement was launched on March 28, 2005, proceeds were received by Tandem over the following few months with subscriptions formally accepted in June 2005 and stock certificates issued on June 14, 2005. Therefore, such issuances would have no impact on the entries required to eliminate the accumulated deficit and retained earnings of Tandem in the recapitalization. The revisions to Note 3 referred to in our response to comment 7 will properly reflect the chronological sequence of issuances of common stock.

Securities and Exchange Commission
August 1, 2006

Note 5 -Asset Retirement Obligation, F1-15

14.
We noted your response to comment 104 and your revised disclosure related to the adopted provisions of SAB 106. The disclosure is still unclear as to how the adoption has impacted your application of full cost accounting. Please revise your disclosure to address each area of accounting that is impacted or expected to be impacted and specifically address each way that the company's application of full cost accounting has changed as a result of adoption of Statement 143. Please refer to the guidance in SAB.T.12D Item 4 Question 2.

Response: We have revised Note 6 to Tandem’s consolidated financial statements on page F1-19 to include disclosure related to the impact all areas of accounting, including the application of full cost accounting, affected by the adoption of SFAS 143.

Statements of Revenues and Direct Expenses on Shamrock Energy Corporation
Report of Independent Certified Public Accountants, F2-1

15.	Please have the independent certified public accountants manually sign the audit report in accordance with paragraph (f) of Rule 2-02 of Regulation S-X.

Response: We have provided a signed audit report on page F2-1.

Tandem Energy Holdings, Inc. Unaudited Pro Forma Condensed Consolidated Balance Sheet Note 1 - Pro Forma Adjustments, F2-10

16.	The numerical presentation of the disclosure of the adjustments does not appear to reconcile to the numbers presented on the pro forma balance sheet on F2-8. Please clarify and revise.

Response: We have correctly notated and have included additional disclosure on pages F2-8 and F2-10 to address the Staff's comment.

17.
It appears from your disclosure that the excess of the purchase price of Shamrock ($33.3 million) from the historical/fair value of the oil and gas properties ($16.2 million) which was recorded as a distribution to shareholders does not appear to reconcile to the $11.7 million disclosed in response to comment 94. Please clarify and revise.

Securities and Exchange Commission
August 1, 2006

Response: We note the Staff’s comment and advise the Staff that the entire reconciliation of the Shamrock transaction has changed as a result of the correction associated with the valuation of stock related to comments 8 and 9. The reconciliation can be found in Note 3 of Tandem’s financial statements found on page F1-14 and on page F2-3 of Amendment No. 2 to the Preliminary Proxy Statement.

Financial Statements of Platinum Energy Resources, Inc.
Statement of Changes in Stockholders’ Equity, F3-4

18.
Please revise to ensure the amounts presented at December 31, 2005 are consistent with information provided in your unaudited interim financial statements. For example, we noted the number of shares subject to possible conversion (2,878,560) are included in common stock; however those shares have been excluded from common stock in your interim statement of changes in stockholders' equity (on F4-3).

Response: We note the Staff’s comment and advise the Staff that we have reclassified the common stock subject to possible conversion in the statement of changes in stockholders’ equity contained in the December 31, 2005 financial statements of Platinum Energy Resources, Inc. to conform to the presentation in the unaudited interim financial statements.

Notes to Financial Statements
Note 3 - Initial Public Offering, F3-7

19.
We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the "units" being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Securities and Exchange Commission
August 1, 2006

Response: We note the Staff’s comment and advise the Staff supplementally that the all of the criteria set forth in paragraphs 14 - 18 of EITF 00-19 have been met and accordingly, equity treatment of the warrants is appropriate. Platinum registered the warrants and the common stock underlying the warrants in its registration statement (File No. 333-125687) having an effective date of October 28, 2005. Pursuant to section 7.4 of the warrant agreement, Platinum is to “use its best efforts to cause the registration statement to become effective and to maintain the effectiveness of such registration statement until the expiration of the warrants in accordance with the provisions of this Agreement.” Since Platinum registered the warrants and the common stock underlying the warrants as of their inception and Platinum does not have any further timely filing requirements nor is Platinum required to maintain the effectiveness of the registration statement as a result of the use of its “best efforts” in accordance with paragraph 18 of EITF 00-19, delivery of shares is within the control of Platinum, notwithstanding the Task Force’s consensus in paragraph 14 of EITF 00-19. Accordingly, equity treatment of the warrants is appropriate in the circumstances and no revisions are necessary to the preciously filed financial statements. In further support of the equity classification of these warrants, none of the agreements related to the warrants provide for any liquidating damages as a result of Platinum not filing timely reports or maintaining the effectiveness of the registration statement.

Platinum believes that the criteria set for the in paragraph 17 of EITF 00-19 have been met, resulting in equity classification of the warrants, as the terms of the Warrant Agreement do not require Platinum to settle the contract by delivery of registered shares. Rather, the contract provides for Platinum to use its “best efforts” to deliver registered shares upon the exercise of the warrants.

20.
Considering the comment above, tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the underwriter purchase option (UPO). Tell us whether you intend to restate your financial statements to classify the UPO as liabilities and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Response: We note the Staff’s comment and advise the Staff that all of the criteria set forth in paragraphs 14 - 18 of EITF 00-19 have been met and accordingly, do not result in liability treatment of the underwriter purchase option (UPO) because the provisions of the UPO agreement do not require the delivery of registered shares. Pursuant to section 2.2 of the UPO agreement, each certificate for securities purchased under the UPO shall bear a legend as follows unless the securities have been registered under the Securities Act of 1933, as amended:

Securities and Exchange Commission
August 1, 2006

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (“Act”) or applicable state law. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act and applicable state law.”

Consequently, Platinum is permitted to deliver unregistered shares in settlement of the UPO and as such net-cash settlement can not be presumed.

In addition, the UPO and the securities underlying the UPO are subject to certain registration rights upon the demand of the holder(s). However, Pursuant to section 5.1.1 of the UPO Agreement, Platinum is obligated to “use its best efforts to have such registration statement or post effective amendment declared affective as soon as possible thereafter.” Pursuant to section 2.2 of the UPO agreement, each certificate for securities purchased under the UPO shall bear a legend as described above.

Consequently, Platinum is permitted to deliver unregistered shares in settlement of the UPO and as such net-cash settlement is not presumed and Platinum must use its “best efforts” to register the securities underlying the UPO if demanded pursuant to the UPO Agreement. Accordingly, the UPO should not be accounted for as a liability marked to fair value on the balance sheet and the inclusion of the UPO in equity is appropriate. As such, Platinum does not intend to restate any financial statements for periods from the date of the offering through March 31, 2006.

The Merger Proposal, page 34
Reasons for the Merger, page 37
Potential for Future Growth, page 37

21.
Regarding your response to comment 5 from our letter of May 2, 2006, unless you have a documented reserve report which quantifies probable and possible reserves and it is done to acceptable engineering and industry standards, we do not believe that a statement that "substantial additional reserves are contained within existing properties" is appropriate. We also note that none of the purchase price was allocated to unproved reserves. Please revise your document to remove these claims wherever they occur.

Response: We note the Staff's comment and advise the Staff that we do not have a documented reserve report which quantifies probable and possible reserves. As such, we have revised the Preliminary Proxy Statement to delete such references wherever they occur.

22.
Reconcile your statement that the Williamson Petroleum Consultants' reserve report did not identify any behind pipe reserves with the fact that it did contain 6 different proved developed non producing reserve estimates in 5 different wells on the Ball lease in Palo Pinto, Texas.

Response: We note the Staff's comment and advise the Staff that we have noted that the reserve report did, in fact, identify proved developed non-producing reserve cases. We have deleted the statement on page 42 of Amendment No. 2 to the Preliminary Proxy Statement which was inconsistent with this.

Securities and Exchange Commission
August 1, 2006

Infrastructure and Experienced Management Team, page 37

23.
Regarding your response to comment 8 from our letter of May 2, 2006, please confirm to us, if true, that Mr. Scott and Mr. Yocham are full time employees of Tandem and are no longer affiliated in any way, including providing future consulting services, with Fasken Oil & Ranch.

Response: We note the Staff's comment and advise the Staff that Messrs. Scott and Yocham have confirmed that they are full time employees of Tandem with no current affiliation to Fasken Oil & Ranch.

Business of Tandem, page 76
Mixon Drilling Acquisition, page 78

24.
Please reconcile the statement that you can deploy your rigs when and wherever they are needed with the disclosure on page 59 that states the level of expenditures is subject to the availability of third party vendor services required to execute your drilling program.

Response: We note the Staff's comment and advise the Staff supplementally that deployment of Tandem's drilling rigs is only one of several services needed to execute a drilling program and the availability of third party vendor services is also required.

Description of Properties, page 83
Current Oil and Gas Activities, page 83

25.
As per Item 102 of Regulation S-K for the significant properties that you cite, please include such information as production rate, reserves, and other significant features such as how long the field has been in production and water production and injection rates, if material.

Response: We note the Staff's comment and advise the Staff that after careful review of Item 102 of Regulation S-K, we have added a table on page 90 under "Description of Properties" to reflect the proved reserves associated with each area discussed. Paragraph 3 of Item 102 states in part "If individual properties are of major significance to an industry segment:", then additional detail may be required. We have determined that no one property is so significant to the total as to require additional information such as water production, injection rates or detailed maps.

Reserve Report page 84

26.
Regarding your response to comment 10 from our letter of May 2, 2006, please tell us if Williamson Petroleum Consulting provided any geological mapping, seismic interpretation or well log analysis in the course of their engineering evaluation. If not, tell us whose geological maps and interpretations they relied upon.

Securities and Exchange Commission
August 1, 2006

Response: We note the Staff’s comment and advise the Staff supplementally that Williamson Petroleum Consulting (WPC) did not provide any geological mapping, seismic interpretation or well log analysis in the course of their engineering evaluation.

WPC relied on the geological maps and interpretations that were made by many technical professionals that were associated with these properties. The maps and analysis have been accumulated and catalogued over time in the well files and were used as necessary in the evaluation. What follows is a description of the various Tandem sites which was excerpted from WPC's report:

Tomball: This property was an original Humble Oil and Refining property which Exxon continued to operate until 1992 when Tandem bought the property and assumed operations. Within the well files is a multitude of geologic and petrophysical data that was used by geologists and engineers to create (verify) the geologic maps and provide analysis and interpretation. Specific recent geologists that worked the Tomball Wilcox project are Matthew Deso and Jerry Mattiza. Specific recent engineers that worked the Tomball Wilcox project are Joe Bullard and Todd Yocham. Also, it should be noted that Platinum’s geologist, Jim Dorman, also reviewed the geologic data. The three proved undeveloped locations assigned for this property are located as direct offsets to known production wells.

Choate: A study of this property was made by geologist, Mark Etheredge. All of the proved undeveloped locations assigned for this property are located as direct offsets to known production wells.

Ball: The geologist associated with this property is Brad Massey. All of the proved undeveloped locations assigned for this property are located as direct offsets to known production wells.

Ira: This property was an original Newmont Oil property which was acquired by Deminex which was acquired by Southwest Royalties which was acquired by Tandem. Within the well files is a multitude of geologic and petrophysical data that was used by geologists and engineers to create (verify) the geologic maps and provide analysis and interpretation. All of the proved undeveloped locations assigned for this property are located between known production wells.

Ballard: This property was an original Anadarko Petroleum property which was acquired by Southwest Royalties which was acquired by Tandem. Within the well files is a multitude of geologic and petrophysical data that was used by geologists and engineers to create (verify) the geologic maps and provide analysis and interpretation. All of the proved undeveloped locations assigned for this property are located between known production wells.

USM: This property was an original Chevron property which was acquired by Great Western which was acquired by Tandem. Within the well files is a multitude of geologic and petrophysical data that was used by geologists and engineers to create (verify) the geologic maps and provide analysis and interpretation. All of the proved undeveloped locations assigned for this property are located between known production wells.

Securities and Exchange Commission
August 1, 2006

Reserve Report as of December 31, 2005

27.	Regarding response to comment 1 from our letter of May 9, 2006, for the 3 proved undeveloped wells in the field we believe that your estimate is problematic because of:

•	the length of time offset wells have been shut-in;
•	the past production was not sustained;
•	the current evaluation is only based on the original 1940 vintage logs;
•	the reliance on seismic that is over 30 years old.

You have provided no evidence that the use of an 80% recovery factor for large blocks of acreage, with no estimated abandonment pressure, is reasonably certain. Volumetric estimates are inherently uncertain. It does not appear that you should classify these reserves as proved at this time. Please revise your document as necessary.

Response: We note the Staff’s comment and advise the Staff supplementally that the following is the estimation basis for the three proved undeveloped wells in the Tomball field:

TGU 9-16 fault block estimated proved undeveloped Wilcox reserves of 1.675 BCF gas. The TGU 9-16 well is located as a direct offset to a known Wilcox gas producer the TGU 9-15 that is located in the same fault block. The TGU 9-16 is planned to recover the remaining reserves that were not recovered by the TGU 9-15, as the 9-15 well was prematurely abandoned due to mechanical problems (tubing parted causing extensive fishing operations) in August 1988 after producing 1.7 BCF of gas. The last known well test for the 9-15 was on May 12, 1988 and was recorded as 1016 MCFD and 30 BWPD at 410 psig FTP.

We further advise the Staff that reserve estimates for the TGU 9-15 were made using material balance analysis. Original gas in place was estimated at 4.2 - 4.6 BCF gas. Using estimated abandonment pressure of 900 psi, the estimated ultimate recovery is 3.25 - 3.6 BCF gas. The abandonment pressure is supported by the EE Mueller Wilcox well operated by Tortuga Operating Company in the Tomball field with a latest P/Z report of 950 psi in 1998 and is still currently producing ~100 MCFD. Also it should be noted that Tandem Tomball field current sales line pressure is 400 psig; using a gas gradient of .035 psi/ft and a reservoir depth of 8800’, an abandonment pressure of ~700 psi is calculated. Using 3.425 BCF gas (the midpoint of the EUR estimation range) minus 1.7 BCF gas produced; it is estimated that an additional 1.725 BCF is recoverable from this fault block. As the TGU 9-15 is the only well penetration in the northern Wilcox sand fault block, the remainder of the gas has not been drained from this reservoir. The closest long-term Wilcox production well to this fault block reservoir is more than a mile away. Using 4.4 BCF of original gas in place (midpoint of estimation range) and 3.425 BCF of estimated ultimate recovery (midpoint of the EUR estimation range), the calculated recovery factor is 78%.

Securities and Exchange Commission
August 1, 2006

Milo fault block estimated proved undeveloped Wilcox reserves of 9 BCF gas. The Milo 10 well is located in an adjacent southern fault block (Milo fault block) to the TGU 9-15 well. The Milo 10 well was drilled by Humble Oil and Refining to 15,459’ in 1945. The well was production tested in the 1st sand of the 2nd Wilcox at 2 MMCFD on a 24/64 choke at 750 psig flowing tubing pressure (with a small amount of condensate and water). The well was subsequently plugged back and produced in other uphole horizons. The Wilcox production was not attempted again until Exxon drilled the north offset TGU 9-15 in April 1982 as discussed above. Please note the TGU 9-15 well crossed a small down to the north fault and is located in a separate fault block to the Milo 10. It should also be noted in the Milo 10 well, subsequent to the Wilcox production test the well was shut in for 3 hours and the surface tubing pressure built to 3500 psig. If you assume no liquid in the tubing and only gas in the tubing, the bottom hole pressure calculated is approximately 4100 psi. Therefore, using a fluid gradient of 0.434 psi/ft and assuming approximately 460’ fluid column in the tubing, the bottom hole pressure for the Milo 10 Wilcox zone is calculated at approximately 4300 psi. This pressure is a good match to the measured bottom hole pressure of 4340 psi found in the TGU 9-15 Wilcox pay. The reserves for the 1st sand of the 2nd Wilcox Milo 10 fault block were calculated using volumetrics. Volumetric parameters were obtained from petrophysical data and geologic maps constructed using subsurface well control and 2-D seismic. Using this data, and long-term production control from the adjacent northern fault block, the 1st sand of the 2nd Wilcox interval has an estimated ultimate recovery of 9 BCF gas.

28.
Regarding your response to comment 2 from our letter of May 9, 2006, please provide the production curves requested in our previous comment. Tell us if the current approved spacing requirements allows for drilling on spacing units of 10 and 20 acres per well. Reconcile for us your statement that the current water cut is 89% with the information from the New Mexico Oil and Gas Commission's for this field that indicates the water cut is approximately 94%.

Response: We note the Staff’s comment and advise the Staff that the curves requested were previously provided to the Staff via electronic submission and are provided again with the supplemental materials. We further advise the Staff that Tandem has received approval from the New Mexico Oil Conservation Division (NMOCD) allowing the drilling of 20 acre spaced locations. The current proved undeveloped wells for the Ballard Unit consists only of 20 acre spaced locations.

Additionally, the following is the reconciliation of the water cut issue:

As noted from the NMOCD website for year 2006 (through April 2006), the water cut production reported is 160,027 barrels. The total fluid production (oil and water) is 171,539 barrels. Therefore, this calculates a water cut of 93%. Tandem has recently commenced production on three additional Ballard wells since April 2006 that are exhibiting oil cuts in the range of 20-40%. Current daily production for the Ballard field is approximately 145 BOPD and 1500 BWPD. Therefore, this calculates a water cut of approximately 91%. As such, the prior statement that the water cut is 89% should be corrected to reflect a 91% water cut.

Securities and Exchange Commission
August 1, 2006

29.
Regarding your response to comment 3 from our letter of May 9, 2006, concerning the Ballard field, although your average recoveries per well may be correct, it includes the recoveries for wells that were drilled over 30 years ago. You should evaluate proved undeveloped wells from the results of the most recently drilled or re-completed wells. In a field that has numerous wells and a long production history, we do not believe that volumetrics is the most reliable estimate of proved undeveloped reserves. It appears 25 wells were drilled since 1997. Of those wells it appears that only 4 will achieve an ultimate recovery of more than 25,000 barrels. The median recovery appears to be about 12,000 barrels of oil per well. Therefore, we do not believe that it is reasonably certain, based on the most recent drilling history, that 40 proved undeveloped wells will recover at least 25,000 barrels of oil per well a full ten years after the most recent wells only will produce about 12,000 barrels in ultimate recovery. Please revise your proved undeveloped reserve estimate for the Ballard field.

Response: We note the Staff’s comment and advise the Staff supplementally that the evaluation of proved undeveloped wells included the results of the most recently drilled wells in the Ballard Unit. The most recent drilled wells that were used in our evaluation were drilled in 1997. The proved undeveloped locations were ranked and chosen based upon expectations to achieve the projected results. The five wells drilled in 1997 that were evaluated were the Ballard Grayburg San Andres Unit Nos. 5Q, 20, 3A, 8A, and 18A. Using decline curve analysis, the average estimated ultimate recovery for these five wells is approximately 32,000 barrels of oil per well. The median recovery for these five wells is estimated at 38,000 barrels of oil per well. Therefore, management of Tandem has advised that it believes it is reasonably certain that for the proved undeveloped wells the projected ultimate recovery of 25,000 barrels of oil can be obtained.

30.
Regarding your response to comment 5 from our letter of May 9, 2006, in the USM field, we do not believe for a field that has numerous wells and a long production history that volumetrics is the most reliable estimate of proved undeveloped reserves. Please provide the individual well production curves over time for the most recently drilled wells and the spacing the wells are assigned. Tell us why these decline curves are not reliable for proved undeveloped wells, or if you believe they are, tell us why, given the change of reservoir conditions since they were drilled. Also tell us why, if infill drilling is necessary because of the low per well oil production rate for wells drilled on 20 and 40 acre spacing, you have assigned proved undeveloped reserves to wells based on this same spacing. We believe reserves should be assigned on the drainage areas of the wells, which you have stated are less than the current spacing rules.

Response: We note the Staff’s comment and advise the Staff supplementally that the evaluation of proved undeveloped wells included the results of the most recently drilled wells in the USM field. The most recent drilled infill wells that were used in our evaluation were drilled in 1985 on the Effie Sibley State lease on 40 acre spacings. The proved undeveloped locations were ranked and chosen based upon expectations to achieve the projected results. Decline curve analysis yields estimated ultimate recovery of 52,411 barrels of oil and 119,668 mcf of gas per well. Using petrophysical data from the Effie Sibley State lease and calculating a drainage area for the 52,411 barrels of estimated ultimate recovery of oil per well yields a drainage area of approximately 20 acres. Therefore, management of Tandem has advised that it believes it is reasonably certain that for the proved undeveloped wells the projected ultimate recovery per 20 acres of 24,000 barrels of oil and 48,043 mcf of gas can be obtained.

Securities and Exchange Commission
August 1, 2006

The current low per well oil production in the USM field is due to depletion of the current reservoir drive extension, the extent of which is approximately 20 acres drainage patterns. The planned development of the proved undeveloped locations would allow for drilling between current 40 acre spaced well locations to recover the reserves that have not been recovered under the current drilling grid.

As to whether we can drill 20 acre spaced wells at our proved undeveloped location sites. In an effort to demonstrate this ability, Tandem made an expedited application for a 20 acre spaced location and received drilling approval by the Texas Railroad Commission on July 12, 2006.

31.
Regarding your response to comment 6 from our letter of May 9, 2006, for the IRA Unit, we again do not believe that volumetrics are reliable for a field with numerous wells and extensive production history. Although your average recoveries per well may be correct it includes the recoveries for wells that were drilled many years ago and is probably not reliable for wells drilled at this time. Although you have discounted the recoveries that obtained from volumetrics, you have provided no supporting data that those recoveries were correct for the earlier wells, or the discounted recoveries are reasonably certain for future wells. Please provide more data to support your estimate including the production data on the 6 recently drilled wells. Please also provide the geological analysis that expected waterflood recovery should be 28-32%. It appears that ultimate PDP recovery can be no higher than 13.6% given the 14.3 million barrels of ultimate recovery from your PDP production curve and assuming 105 million barrels in place.

Response: We note the Staff’s comment and advise the Staff supplementally that the evaluation of proved undeveloped wells included the results of the most recently drilled wells in the Ira Unit. A study of 64 wells that were drilled in the 1980s and the most recent drilled infill wells that were used in our evaluation were drilled in the early 1990s. Using decline curve analysis, these wells are projected to have an ultimate recovery of approximately 25,000 barrels of oil per well. The proved undeveloped locations were ranked and chosen based upon expectations to achieve the projected results. More than 20 available locations were not included so as to increase our certainty of projected recovery in the proved undeveloped locations that were assigned. Therefore, management of Tandem has advised that it believes it is reasonably certain that for the proved undeveloped wells the projected ultimate recovery of 25,000 barrels of oil can be obtained.

Securities and Exchange Commission
August 1, 2006

The following responses are keyed to the comments contained in the Staff’s letter dated July 6, 2006:

General

1.	We note that you have not provided a written statement from the company as requested on the last page of each of our letters dated April 28, 2006, May 2, 2006, and May 9, 2006, acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted previously, please be advised that the Division of Enforcement has access to all you provide to the Staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please supply such written statement with your next amendment.

Response: We note the Staff’s comment and have furnished Platinum’s written statement as requested together with our submission of Amendment No. 2 to the Preliminary Proxy Statement.

2.	Please file the supplemental materials provided with your June 5, 2006 letter on EDGAR.

Response: We note the Staff’s comment and have filed on EDGAR, as correspondence, the supplemental materials provided with our June 5, 2006 response.

3.
In your next response letter, please ensure that all page references are correct. In many cases, the Staff has endeavored to locate disclosure you stated had been revised but no changes at all were noted on the pages cited, nor was it found on any pages surrounding the cites given. Therefore, it was unclear whether any changes had been made. In order to remove such uncertainty in the future, your response letters should ensure that all page references are correct.

Response: We note the Staff’s comment and advise the Staff that we have endeavored to provide accurate page references relative to new disclosure and regret any inconvenience caused by any prior inaccurate references.

4.	Revise Form 10-K as of December 31, 2005 and Forms 10-Q as necessary to conform to the following comments.

Response: We note the Staff's comment and have filed an amendment to Platinum's current report on Form 8-K for January 26, 2006 to provide the Merger Agreement with the exhibits and schedules included to address comment 15 below.

Securities and Exchange Commission
August 1, 2006

5.
Please provide us with a legal analysis as to how the company will comply, in the event that no business combination transaction is consummated, with the dissolution and liquidation provisions of Sections 275, 278, 280 and/or 281(b) of the Delaware General Corporation Law and disclose in the preliminary proxy the procedures that the company will undertake to comply. Also, revise the disclosure throughout the preliminary proxy to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a state debtor/creditor and/or Federal bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the Company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

Response: We note the Staff’s comment and advise the Staff supplementally that, in the event that the proposed merger is not consummated and Platinum does not undertake to pursue another transaction, Platinum will comply with the provisions of the applicable sections of the Delaware General Corporation Law relating to dissolution and liquidation including adoption of a plan of dissolution and liquidation, submission of such plan to the stockholders for approval and, ultimately, distribution of funds to the stockholders. We have added discussion on pages 13, 30 and 36 of Amendment No. 2 to the Preliminary Proxy Statement to detail the applicable procedure which Platinum would undertake.

Further, we note that, pursuant to Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. Accordingly, Platinum’s stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution. Additionally, if Platinum were forced to file a bankruptcy case or an involuntary bankruptcy case were to be filed against Platinum which is not dismissed, any distributions received by stockholders in the dissolution could be viewed under applicable debtor/credit and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance” and a bankruptcy court could seek to recover all amounts received by Platinum’s stockholders in the dissolution. Additional risk factors have been inserted on pages 30 and 31 of Amendment No. 2 of the Preliminary Proxy Statement to disclose these possible events.

6.
We reissue comment 1 from our letter of April 28, 2006. We note your response, the substance of which was also noted at the time the Staff reviewed your original filing, but it does not address the issue presented in our prior letter: namely, the consequences of a failure to consummate the transaction with Tandem (as opposed to a failure of shareholders to approve such transaction) after the company's Certificate of Incorporation has been amended. Accordingly, we reissue.

Because the proposal to change the company's Certificate of Incorporation is not conditioned upon the consummation of the merger with Tandem, please provide clear, and concise disclosure with respect to all consequences of a failure to consummate the proposed merger with Tandem if all three proposals contained in your Preliminary Proxy are approved, specifically including, but not limited to, the following:

Securities and Exchange Commission
August 1, 2006

•	Would the company be required to submit any other proposed business combinations for shareholder approval?

•	Would conversion rights still be available to shareholders?

•	Would the time limit within which the company is required to consummate a business combination be increased?

•	Would the company have unfettered control of the proceeds currently in the Trust Account?

Are such results consistent with the disclosure in the company's prospectus? If not, what are the consequences to the company of such an inconsistency? Revise the proxy statement to disclose the extent to which the prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change. Also, disclose the extent to which the prospectus disclosed that the charter provision prohibiting changes in those procedures could be amended the shareholders, despite the charter's prohibition on such changes. If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure in the prospectus on those matters.

Response: We note the Staff’s comment and advise the Staff that it is not Platinum’s intention to amend its charter or adopt its incentive plan if the merger is not consummated but management of Platinum has not previously considered the possibility that the merger proposal would receive stockholder approval and that the merger would not be consummated to be a strong possibility. Management of Platinum expects that the likelihood of such circumstances are remote. However, management of Platinum appreciates that, in light of Platinum’s intention to fund the conversion of Platinum common stock, if necessary, with financing obtained from a line of credit (without which Platinum does not intend to consummate the merger), a failure of a condition under the terms of the line of credit could result in an inability to obtain the financing and, as such, an impediment to consummation of the merger despite the receipt of the requisite stockholder approval. Consequently, we have provided revised language in Amendment No. 2 to the Preliminary Proxy Statement on pages 1, 2, 3, 9, 12, 33, 73 and 74 to indicate that the other proposals contained in the proxy statement will, in fact, be conditioned upon stockholder approval and the ultimate consummation of the merger.

7.
We reissue comment 2 from our letter of April 28, 2006. We note that your response was presented "in broad terms" despite the Staff’s request for "an analysis of the applicability of each component of the Permanent Injunction." We note your assertion that "the implications of the Order appear to be restraint from selling securities of an enterprise engaged in capital raising rather than the sale of one's personal holdings" however you have provided no basis for such an assertion.

Securities and Exchange Commission
August 1, 2006

Accordingly, we reissue the original comment and expand upon it by requesting that you provide a legal analysis supporting your assertion that the Order of Permanent Injunction was limited in the manner described in your letter of June 5, 2006.

Please provide an analysis of the applicability of each component of the Order of Permanent Injunction entered in the action SECURITIES AND EXCHANGE COMMISSION v. HARSHEL REX CHAMBERS AND JACKIE ALAN CHAMBERS in relation to each of the transactions discussed in the preliminary proxy, including the sale of both Tandem Energy Holdings and Shamrock shares.

In addition to injunctions relating to offers to sell and offers to buy securities, we additionally note that the Order “permanently enjoin[s] and restrain[s] in connection with the purchase or sale of securities in the form of fractional undivided interests in oil and gas leases of Chambers Oil and Gas, or any other security… from directly or indirectly:

(a)
making any untrue statement of a material fact or omitting to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, concerning:…

(b)	amount of production to be realized from wells…”

Response: We note the Staff’s comment relating to the Order and Permanent Injunction (the “Injunction”) against Messrs. Harshel Rex Chambers and Jackie Alan Chambers and advise the Staff that Mr. Jack Chambers was, along with Messrs. Tim Culp and Dyke Culp, a founder of Shamrock Energy Corporation (“Shamrock”). Over time, Shamrock acquired and developed oil and gas leases for its own account. As indicated in the Preliminary Proxy Statement and elsewhere in this and previous response letters relating to the Staff’s comments, Shamrock sold certain of its oil and gas assets to Tandem Energy Corporation (“TEC”) for cash and shares of common stock of Tandem Energy Holdings, Inc. (“Tandem”). The assets that were sold were all of the working interests owned by Shamrock in the applicable properties (generally 85% - 100% of the entire working interest) and all of the operations relating to those assets were transferred to Tandem, thus ending any involvement of Shamrock with those assets. The assets that were sold were not “fractional undivided oil and gas interests.” There is case law to the effect that fractional undivided oil and gas interests are only considered securities if they were created by the seller splitting an interest into several fractional undivided interests. Further, fractional undivided interests are securities only for purposes of the first transaction after they were created. A fractional undivided interest is not considered a security when the purchaser subsequently sells his entire ownership in the fractional undivided interest. Even if the assets of Shamrock were deemed to be the assets of Mr. Chambers for purposes of discussion, he would be selling his entire interest in the assets and, thus, he would not have been selling a “Security” as such term is defined in Section 2 of the Securities Act of 1933, as amended (the “’33 Act”). The Injunction by its terms applies only to the offer or sale of securities and, therefore, the sale by Shamrock of its entire interest in its oil and gas asset to TEC was not in violation of the Injunction. This leaves the proposed acquisition by Platinum of the shares of common stock of Tandem owned by Mr. Chambers pursuant to the terms of the Merger Agreement as the only transaction to which the Injunction could apply.

Securities and Exchange Commission
August 1, 2006

Section I of the Injunction prohibits the sale or offer for sale of any security unless and until a registration statement has been filed with the Commission or (as provided at the end of that Section) the security or transaction is exempted from the provisions of Section 5 of the ‘33 Act. The merger transaction is a privately negotiated transaction between Platinum and Tandem, and the sale by Mr. Chambers of the shares of Tandem that he owns is an exempt transaction under Section 4(1) of the ‘33 Act, as Mr. Chambers is neither an issuer nor an underwriter nor a dealer within the meaning of those terms under the ‘33 Act. The issuer of the security is Tandem; Mr. Chambers took the shares of Tandem as part of the Shamrock transaction with a view to holding them for the long-term and not with a view to resale; and Mr. Chambers is not engaged as an agent, broker or principal in the business offering, buying, selling or otherwise dealing or trading in securities. The merger transaction is a private sale of his own securities that he initially acquired with a view to hold (and not with a view to distribution) and, thus, his sale pursuant to the merger agreement clearly falls within the intent of the Section 4(1) exemption and such sale does not violate Section I of the Injunction.

Section II of the Injunction prohibits violations of Section 17(a) of the ‘33 Act in connection with the offer or sale of securities, and Section III prohibits similar conduct in violation of Section 10(b) of the Securities Exchange Act of 1934, as amended. The activities that are prohibited are delineated in those Sections and include, as pointed out by the Staff in its comment, prohibitions against making untrue statements of material fact (affirmatively or by omission) concerning, among other things, expected production that will be realized from wells. The existence of violation are factual determination and Platinum has not become aware of and has found no evidence that Mr. Jack Chambers has done or is doing any of the things prohibited by Sections II and III of the Injunction. Furthermore, Mr. Chambers has not taken an active role in the negotiations and discussions regarding the merger and, as a consequence, he has not made any material representations to Platinum regarding Tandem or its assets. Accordingly, we believe Mr. Chambers is in compliance with the terms of the Injunction as it relates to this transaction .

8.
We reissue comment 3 from our letter of April 28, 2006. We note that, as of your June 5, 2006 response letter (a point in time over five months executing the merger agreement, and less than one month before potentially forfeiting a $500,000 deposit), and as subsequently confirmed during telephone discussions with the Staff on June 20, 2006 (less than 10 days before potentially forfeiting a $500,000 deposit), management had not yet obtained a line of credit in order to provide for potential conversion of the company's IPO shareholders who so elect. Since you have disclosed $105 million out of the $105.4 million contained in the company's trust account will be spent on consideration and "finder's fees" if the transaction is consummated (not inclusive of the other monetary commitments entered into by the company), it appears that, at most, approximately 1.9% of public IPO shareholders electing to convert would be able to do so. As you know, and as mentioned in comment 3 from our letter of April 28, 2006, providing for up to 19.99% appears to be one of the material terms upon which the company's IPO was sold.

Securities and Exchange Commission
August 1, 2006

Accordingly, we reissue.

Please disclose the ramifications to the company as a result of management's payment of a $500,000 deposit prior to guaranteeing a letter of credit to convert up to 19.99% of the company's IPO shareholders. We note your response that "it is the Company's intention to fully comport with the provisions of its charter" however, it would appear that management may have already taken actions contrary to the company's charter by structuring a transaction that did not (and still does not) provide for 19.99% conversion.

How does such a structure comport with Platinum's Certificate of Incorporation? Is such a structure consistent with the disclosure in the company's prospectus? If not, what are the consequences to the company of such an inconsistency? Revise the proxy statement to disclose the extent to which the IPO prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change. If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting in the absence of disclosure in the prospectus on those matters.

Response: We note the Staff’s comment and reiterate Platinum’s view that it is its intention to fully comport with the provisions of its charter. While Section B of Paragraph Sixth of Platinum’s charter contemplates that stockholders who vote against the business combination may, contemporaneously with the vote, demand that Platinum convert their shares into cash, there is no requirement that the amount necessary to effect such conversion come out of the net proceeds of the IPO. Platinum’s IPO prospectus describes the terms of the company’s charter consistently with its terms. Management of Platinum was familiar enough with lending in the oil and gas industry and confident enough in the assets of Tandem to have the reasonable belief that financing could be obtained (using Tandem’s assets as security) which could be used to fund conversion rights, among other things, if necessary. Management of Platinum has obtained a commitment from a bank for financing in the amount of $45 million subject to consummation of the merger transaction, among other things; definitive loan documentation is being negotiated.

9.
We note your response to comment 4 from our letter of April 28, 2006. Please provide a detailed legal and factual analysis supporting your view that Mr. Duncan was not required to register as a broker dealer in connection with his activities.

Include in your analysis specific reference to all rules, regulations, no-action letters or telephone interpretations that you consider applicable to such determination. Specifically address how the sale of an entity's stock, as opposed to a transfer of blocks is a factor in the analysis as your response suggests.

Securities and Exchange Commission
August 1, 2006

We note that Mr. Duncan's finder's fee is contingent upon the closing of the transaction, which suggests that it is tied to the sale of Tandem's stock. We also note that the terms of the Exclusivity Agreement between Lance Duncan and Platinum Energy Resources defines Lance Duncan as a "Broker" and, additionally provides that the agreement relates to a "potential acquisition of a Target by PER with the participation of the Broker in a brokerage capacity." We further note that the Confidentiality Agreement between Lance Duncan and Tandem Energy Holdings contemplates securities transactions and specifically references tender offers and share exchanges.

In addition, we note your disclosure on page 37 that Lance Duncan's future "consulting" role will involve "investigation of possible future acquisitions for the Company and, if warranted, introducing the parties and facilitating negotiations between the parties."

Please explain how Mr. Duncan's setting "the basic parameters of the [Tandem] transaction" does not constitute a sufficient basis for Mr. Duncan to be considered to have negotiated the sale of such securities. Additionally, please disclose in detail all of Mr. Duncan's "founding and managing various businesses in the real estate and oil and gas industries" and affirmatively state that all such activities have been included in your disclosure.

Please be advised that your response will be forwarded to the Division of Market Regulation for its concurrent review.

Response: We note the Staff’s comment and reiterate Platinum’s position that it is not necessary for Mr. Duncan to have been registered as a broker-dealer in connection with the transaction inasmuch as his role was as a finder and not as a broker.

In International Business Exchange Corporation, SEC No-Action Letter (December 12, 1986)(“IBEC”) the SEC has set forth the factors most relevant to whether or not a person should be registered as a broker-dealer in the context of a mergers and acquisitions transaction. Generally, IBEC provides that “individuals who do nothing more than bring merger and acquisition-minded persons or entities together and who do not participate in negotiating the sale of the securities, nor share in any profits realized, are probably not brokers and would not be required to register as such.”

The factors noted in IBEC as being important to the determination that a person’s role in a transaction was as a finder rather than a broker are as follows: (1) the person had a limited role in negotiations between the purchaser and the seller; (2) the businesses were going concerns and not shell organizations; (3) only assets were advertised or otherwise offered; (4) the transactions conveyed all of a business's equity securities to a single purchaser or group of purchasers formed without the assistance of the person; (5) the person did not provide advice to the two parties whether to issue securities or assess the value of any securities sold; (6) the person’s compensation did not vary according to the form of conveyance (i.e. securities rather than assets); and (7) the person did not assist purchasers to obtain financing.

Securities and Exchange Commission
August 1, 2006

Applying these factors, we note that in our response letter dated June 5, 2006, we did not indicate that Mr. Duncan “set the basic parameters” of the transaction but rather simply his role in the negotiations ceased once those basic parameters were set by the parties. As noted on page 40 of Amendment No. 2 to the Preliminary Proxy Statement, “Tandem’s management outlined for Mr. Duncan the principal terms of a proposed transaction with and consideration by Platinum management.”

Further, we note that both Platinum and Tandem are going concerns. The assets of Tandem were offered to be sold without restriction as to the structure used, whether it be a stock acquisition or asset acquisition. There is only one purchaser that was formed without Mr. Duncan’s assistance. Mr. Duncan did not advise the parties whether to issue securities or provide his own assessment as to the value of any securities sold. Mr. Duncan will be paid his fee whether this transaction is structured as a merger or an asset deal. Finally, Mr. Duncan did not assist Platinum in obtaining financing for this transaction.

In applying these criteria to Mr. Duncan, it is Platinum’s position that Mr. Duncan is not required to register as a broker-dealer.

Other factors that have been viewed by the SEC as relevant to the broker/finder analysis which also support Platinum’s position that Mr. Duncan is not required to register as a broker-dealer are whether the person has previously been involved in sales of securities and/or disciplined for violations of securities laws. Rodney B. Price and Sharod & Assoc., SEC No-Action Letter (November 7, 1982) and whether the person was compensated with transaction -based compensation. Mike Bantuveris, SEC No-Action Letter (October 23, 1975) (“Bantuveris”).

Mr. Duncan has informed us that he has no previous involvement in the sale of securities nor has he ever been disciplined for violations of securities laws. Mr. Duncan has further informed us that his “founding and managing various businesses in the real estate and oil and gas industries,” involved founding Lance Duncan Home Builders, a custom home building company in Lubbock, Texas, and then founding Trio LLC, a manufacturer of pocket doors. His first involvement in the oil and gas industry was in connection with his attempt to purchase TEC and Shamrock. All of such activities have been disclosed on page 39 of Amendment No. 2 to the Preliminary Proxy Statement.

In Bantuveris, the SEC indicated that the determination of whether compensation is transaction-based has two prongs: the first is that the fees “would be proportional to the money or property obtained by its clients” and the second is that it “would be contingent upon such transactions in securities.” Mr. Duncan’s compensation for such services is a flat fee, and while contingent on the closing of the transaction, is not proportional to the size of the deal. Therefore, it is Platinum’s position that Mr. Duncan’s compensation is not transaction-based as further defined by the SEC and that Mr. Duncan is not sharing in any profits realized as referenced in IBEC.

We note that the Staff questioned the two agreements to which Mr. Duncan is a party in connection with this transaction. As disclosed in the Preliminary Proxy Statement, Mr. Duncan originally attempted to purchase TEC and Shamrock on his own. It was in that connection that he entered into a Confidentiality Agreement with Tandem that contemplated securities transactions. With respect to the Exclusivity Agreement, the use of the terms "broker" and "brokerage capacity" were the unfortunate result of poor and imprecise drafting. The terms were used in their colloquial sense rather than their legal meaning. Notwithstanding, the provisions of the agreement have legal effect irrespective of the use of defined terms.

Securities and Exchange Commission
August 1, 2006

With respect to Mr. Duncan's role going forward, as noted in the Staff’s letter dated July 6, 2006 and as provided in his letter agreement, his role is limited to “investigation of possible future acquisitions for the Company and, if warranted, introducing parties and facilitating negotiations." It is Platinum’s position that applying the IBEC factors discussed above, Mr. Duncan’s intended services to Platinum will not involve broker activities.

10.
We also note the statements contained in your response to comment 4 from our letter of April 28, 2006 that Duncan "does not actually have any ownership interest in Tandem" and that "Mr. Duncan had the tacit understanding that, he would receive shares of the non-public entity which would then be exchanged for shares of Tandem. As the financing was not obtained through the efforts of Mr. Duncan and his business acquaintances [sic], Mr. Duncan never received shares of common stock of Tandem though he may have characterized himself informally as a founder."

Please reconcile with the provisions of the letter agreement dated January 25, 2006, executed long after the transactions between Tandem Energy Holdings, Inc., Tandem Energy Corporation, Inc. and Shamrock Energy Corporation were finally consummated in June 2005, which clearly indicate that Lance Duncan is being paid $3 million for his common stock in Tandem Energy Holdings, Inc. the public (Nevada) corporation, not simply a "release of claims" of such ownership as you have characterized it.

Additionally, please provide clear, concise, and affirmative disclosure within your preliminary proxy with respect to the complete history of Mr. Duncan's ownership of Tandem Energy Holdings, Inc. (Nevada) and its predecessor, Pacific Medical Group, Inc., including dates of acquisition and disposition, consideration paid and received, and exemptive bases for such purchases and sales.

Response: We note the Staff’s comment and advise the Staff that the original transaction contemplated between the Texas corporation and Tandem did not occur because the financing necessary to consummate the transaction was not obtained. We refer the Staff to our response to comment 12 below for a general history of events in this regard. The acquisition agreement dated March 1, 2005 relating to this failed transaction was previously furnished to the Staff supplementally in response to prior comments.

11.
We partially reissue comment 5 from our letter of April 28, 2006. No agreements relating to what you had disclosed as a share exchange in your original filing have been provided. We also note that the reference to the share exchange transaction between Tim Culp and Pacific Medical Group, Inc. has been deleted. However, we note that your response did not state that no such exchange occurred. Please provide dated, executed copies of all agreements relating to such transaction, including all schedules, annexes, and exhibits.

Securities and Exchange Commission
August 1, 2006

Response: We note the Staff’s comment and advise the Staff that the so-called share exchange transaction (i.e., proposed transaction between Mr. Culp and the Texas corporation under the documents dated June 1, 2005) did not occur because the financing necessary to consummate the transaction was not obtained. We refer the Staff to our response to comment 12 below for a general history of events in this regard. The acquisition agreement dated March 1, 2005 relating to this failed transaction was previously furnished to the Staff supplementally in response to prior comments.

12.
We reissue comment 6 from our letter of April 28, 2006. We note your response that management of Tandem has no documents relating to any agreements concerning any change in control of Las Vegas Major League Sports, Inc. or Pacific Medical Group, Inc. other than those represented by the Tandem Energy Corporation and Shamrock Energy Corporation acquisitions.

Please explain how that is possible, responding to each one of bullet points raised below:

•	Who was attorney in Vancouver, British Columbia that Lyle Mortensen and Ronald G. Williams purchased the public shell from?

•
If, as you disclose, “In February, 2005, promoters purchased Pacific Medical Group and caused its name to be changed to Tandem Energy Holdings” (apparently at the direction of Lance Duncan and the control persons of TEC and Shamrock), why would the management of Tandem have no documents relating to such change in control?

•
Did your current management (the former shareholders of TEC and Shamrock) conduct no due diligence in connection with the transactions between Pacific Medical Group, TEC, and Shamrock? We note your response to comment 52 from our letter of April 28, 2006 that the principals of TEC and Shamrock negotiated with Pacific Medical Group. We also note your disclosure on page 77 that "Having concerns about the Tandem stock issued without consideration, Mr. Tim Culp advised the hoard of Tandem that he was unwilling himself to enter into agreements unless the board cancelled the 20 million shares of Tandem that Mr. Mortensen had caused to he issued." These circumstances would suggest that your current management had knowledge and documentation with respect to all of Tandem and its predecessors' stock issuances.

•
How, if your management had no access to such documents, did they value the shares of Tandem Energy Holdings they were to receive, especially in light of the share issuances in March 2005 which you claim to be "invalid?" We note the negative covenant entered into by Tandem Energy Holdings that it would not issue any additional shares.

Securities and Exchange Commission
August 1, 2006

•
How will Tandem's counsel be able to opine, as required by the merger agreement, that "all of the outstanding securities of Tandem Energy Holdings were issued in compliance with all applicable federal and state securities and corporate laws, and none of outstanding securities has been issued in violation of any preemptive rights, rights of first refusal, or similar rights"?

•
How will Tandem's counsel be able to opine, as required by the merger agreement, that "there is no suit, action, proceeding or investigation or, to the best of our knowledge, threatened against or affecting TEHI or any of the Major Shareholders that has or could reasonable [sic] be expected to have a Material Adverse Effect or prevent, hinder or materially delay the ability of to the transactions contemplated by the Merger Agreement"?

We note that Todd Yocham (a current shareholder and member of management) executed the TEC and Shamrock acquisition agreements on behalf of Pacific Medical Group.

Accordingly, we reissue the comment and expand it. Provide the Staff with dated, executed copies of all agreements relating to any change of control of Las Vegas Major League Sports, Inc., Pacific Medical Group, Inc. and Tandem Energy Holdings, Inc. after 1996, including all schedules, annexes, and exhibits.

Response: We note the Staff’s comment and advise the Staff supplementally that we have been advised by management of Tandem that it is due to a confluence of circumstances that Tandem’s current management did not obtain any agreements or other documentation relating to the change in control of Las Vegas Major League Sports, Inc. and Pacific Medical Group, Inc. rather than total disregard for corporate diligence. Based upon information furnished by Tandem’s management, we provide the following by way of background and general information regarding the sequence of material events:

As previously disclosed to the Staff in the Preliminary Proxy Statement and/or comment responses, Mr. Tim Culp, the current President of Tandem and the former owner of one half of the common stock of TEC and one-third of the common stock of Shamrock, together with the other stockholders of TEC and Shamrock, was interested in selling TEC and Shamrock when he was approached by Mr. Lance Duncan and later, through Mr. Duncan, by Messrs. Ronald Williams and Lyle Mortensen, with a plan for a privately-held Texas corporation to purchase all of the shares of TEC and certain of the assets of Shamrock in consideration of a combination of cash and shares of the Texas corporation. The concept was for a public shell entity (Pacific Medical Group) that Messrs. Williams and Mortensen were in the process of acquiring from John Karlsson, Esq., an attorney in Vancouver, British Columbia, Canada, to subsequently acquire the Texas corporation in an exchange of stock. The privately held Texas corporation (Tandem Energy Holdings, Inc. (Texas), with which the original Stock Purchase Agreement with the stockholders of TEC was entered into) was not able to complete the acquisitions due to the inability of Messrs. Duncan, Williams and Mortensen to obtain the necessary financing to fund the cash portion of the consideration. All of the stockholders of TEC and Shamrock intended to sell their entire holdings in TEC and Shamrock to the privately held Texas corporation and, with the exception of Mr. Chambers, did not have any intention to remain as part of the management of Tandem. They were true “sellers” and, as sellers, the corporate history of the public shell (i.e., Tandem) that would ultimately own TEC and Shamrock was not viewed as relevant to them and, as such, they did not undertake to perform any due diligence with respect to Pacific Medical Group or its predecessor or their respective corporate histories. The stockholders of TEC consented to the use of the “Tandem” name by both the Texas corporation and the public shell, then known as Pacific Medical Group, because, as sellers, they did not have any further use for the name.

Securities and Exchange Commission
August 1, 2006

Messrs. Williams and Mortensen were “promoters”. They purchased the public shell and had full and exclusive control over the shell until late March 2005 and, based upon their disengagement from Tandem in May 2005, Tandem’s management believes that Messrs. Williams and Mortensen had no interest in a continuing relationship with Tandem. Messrs. Williams and Mortensen invested a small amount of money as the purchase price for Pacific Medical Group, for which they were subsequently fully reimbursed, and issued to their affiliates a significant number of shares, but otherwise failed to perform their stated undertaking of obtaining financing for the purchase of the TEC stock and Shamrock assets. If Messrs. Williams and Mortensen performed any meaningful due diligence with respect to the public shell when it was known as Las Vegas Major League Sports, Inc. or Pacific Medical Group, they did not leave any evidence in Tandem’s records in such regard.

As indicated by the initial acquisition agreements, pursuant to extension, financing was to be obtained by May 31, 2005 and, when it became apparent by mid-May 2005 that Messrs. Williams, Mortensen and Duncan would not be able to obtain the necessary financing for the privately held Texas corporation to complete the acquisitions of TEC and Shamrock, Mr. Culp determined that the sale transactions were not likely to occur and began to investigate some of Pacific Medical Group’s (now renamed Tandem) corporate background and activities. Mr. Culp and Mr. Cunningham, who had at this time been hired, began to request documentation relating to background and current activities. Mr. Duncan was cooperative in their efforts to locate documents and understand historical events, but Messrs. Williams and Mortensen were not. Messrs. Culp and Cunningham were able to locate some documentation in the nature of sparse corporate minutes and transfer agent records dating from approximately March 1, 2005 and going forward, but they did not locate any documentation for the time prior to that date. Even with respect to the period after March 1, 2005, Mr. Cunningham discovered that there were very few documents in Tandem’s records with respect to the corporate transactions that were alleged to have occurred. For example, there was no documentation, other than a wire transfer acknowledgement, with respect to the acquisition of the public shell from Mr. Karlsson. The corporate minutes of Tandem were incomplete or missing, even for actions that purportedly occurred after the acquisition of Pacific Medical Group and the company was under the control of Messrs. Williams and Mortensen. When Mr. Cunningham requested documents from Messrs. Williams and Mortensen, he was told that they no longer had any documents in their possession and that all of the documents they had were in Tandem’s files. Unfortunately, as stated above, there were no documents whatsoever relating to any time prior to March 1, 2005. Requests were also made by Mr. Cunningham and Tandem’s counsel of Mr. Karlsson to which no response was received.

Securities and Exchange Commission
August 1, 2006

What follows below are responses with respect to each of the Staff’s issues raised in the corresponding bullet points of the comment above:

● The attorney in Vancouver, British Columbia from whom Messrs. Williams and Mortensen purchased the public shell, Pacific Medical Group, was John Karlsson, Esq. It is Tandem’s management’s understanding that all negotiations with respect to the public shell were between Mr. Karlsson and Messrs. Williams and Mortensen. To the knowledge of Tandem’s management, no member of Tandem’s current management was involved in any discussions or dealings with Mr. Karlsson at the time of the acquisition of the public shell and only contacted Mr. Karlsson in May in order to request due diligence materials regarding the public shell.

● As noted above, the stockholders of TEC and Shamrock were sellers and fully expected to relinquish the name “Tandem” with the sale of the stock of TEC and, as such, consented to the use of the name “Tandem” by both the Texas corporation and Pacific Medical Group prior to the consummation of the sale transactions. No change of control occurred at the time of the name change which was viewed as anticipatory of the consummation of the sale transactions.

● As noted above, the current management of Tandem initially considered themselves to be sellers and, as such, found due diligence regarding the purchasing entities to be irrelevant. It was only when the necessary financing to consummate the sale transactions was not obtained that current management sought to investigate the corporate history and records of the public shell and discovered, among other things, the lack of documentation pre-dating March 1, 2005 and the issuance by Mr. Mortensen of the 20 million shares which management contends were invalidly issued. With respect to such 20 million shares, there are minutes reflecting the issuance, but nothing in the corporate records, financial records or otherwise to evidence any consideration being given for the shares. While Mr. Mortensen controlled Tandem (i.e., while he was serving as the sole director of Tandem) he caused the shares to be issued to his affiliate, Aritex Corporation, and to various affiliates of Mr. Williams. These issuances, which included the 20 million shares mentioned by the Staff in its comment, occurred in early March 2005 at the point when Mr. Culp and his fellow stockholders in TEC and Shamrock believed they were selling their interests to the privately held Texas corporation. The fact that there was evidence in Tandem’s corporate records indicating that these issuances occurred should not be taken as evidence that “ .. . . current management had knowledge and documentation with respect to all of Tandem and its predecessor’s stock issuances.”

● Valuation of the stock that was issued in connection with the June 2005 acquisition by TEC of the applicable assets of Shamrock and the acquisition of by Tandem of the stock of TEC, was based on the existing market for the stock of Tandem using the closing price for Tandem’s common stock on June 8, 2005, as the per share valuation price for the stock. Tandem’s management, upon the opinion of counsel, determined the 20 million shares of stock issued by Mr. Mortensen as invalid and cancelled them and, as such, did not consider them in the valuation of the shares of Tandem they were to receive. Tandem’s management has advised that there was no negative covenant regarding the issuance of shares to which Tandem was bound at the time. Negative covenants contained in the Credit Agreement with Guaranty Bank and the Restated Stock Purchase Agreement between Tandem, Tim Culp and TEC dated June 1, 2005, which have previously been furnished to the Staff, relate to issuance of stock by TEC , not Tandem, and, thus, are not binding on stock issuances by Tandem.

Securities and Exchange Commission
August 1, 2006

● The merger agreement contemplates that an opinion substantially in the form attached to the merger agreement will be provided at closing by counsel to Tandem and that delivery of such opinion is a condition to Platinum’s obligations under the merger agreement. In rendering the opinion contemplated it is expected that Tandem’s legal counsel will request various customary qualifications, exceptions and limitations to its opinion with respect to, among other things, prior issuances of stock by Tandem and pending, threatened or possible litigation as is fairly typical in transactions of this type and, in the ordinary course of the transaction (most likely during the period between mailing of the Proxy Statement and the meeting of stockholders when many closing issues will be addressed) the opinion will be negotiated to a form acceptable to Platinum.

The Staff is correct in that Mr. Yocham signed in March 2005 the documents relating to the Texas corporation’s acquisition of the stock of TEC and certain assets of Shamrock (which, as indicated elsewhere in response to comments of the Staff, was not consummated) and of Tandem’s acquisition of the stock of TEC in June 2005. As noted above, it appears that Messrs. Williams, Mortensen and Duncan made Mr. Yocham the President of both the Texas corporation and Tandem because he would have been the only member of management at the time that had oil and gas experience and he agreed to take that position without fully understanding the implications of same.

As indicated above, Tandem’s management has advised us that the documents that the Staff has requested in this comment either were previously provided as supplemental materials in connection with our prior response letter, do no exist or cannot be located, and therefore Tandem’s management cannot supply them.

13.
In connection with the preceding comment, please provide the Staff with a complete list of Tandem Energy Holdings, Inc. shareholders, cross-referenced with number of shares and dates of acquisition, as well as copies of Tandem Energy Holdings stock certificate books and Stock Transfer Ledgers.

Response: We note the Staff’s comment and advise the Staff that, to the extent that Tandem has this information, it has been or is being furnished to the Staff supplementally.

14.
We reissue comment 7 from our letter of April 28, 2006. We note your response, however we do not agree with your assertion that the Worm-Wolf letter is not applicable to this transaction. We note your statement that "the proposed transaction will be accomplished through a merger rather than an exchange or sale of shares for cash" however, as we quoted from the merger between Platinum and Tandem, and contrary to your assertion, the merger will be "accomplished through an exchange of all the issued and outstanding shares of capital stock of Tandem for cash." Is it your position that the shares of Tandem Energy Holdings will not be sold for consideration? If so, please account for the $102 million to be transferred to the shareholders of Tandem Energy Holdings.

Securities and Exchange Commission
August 1, 2006

Accordingly, we reissue. Revise Preliminary Proxy in order to provide adequate disclosure setting forth the position enunciated in the letter to Ken Worm dated January 21, 2000 and how it applies to the shares of Tandem Energy Holdings, It would appear that all shares issued by Tandem Energy Holdings, prior to the June 8, 2005 consummation of the TEC and Shamrock acquisitions would be subject.

Response: We note the Staff's comment and advise the Staff supplementally of the following in response to the comment:

The term "promoters", as used in the Worm/Wulff Letter, refers to individuals who are in control of blank check companies and who directly or indirectly sell or gift the issuer’s securities to others resulting in a wider distribution of shares.

Pacific Medical Group was a blank check company that was controlled by Messrs. Lyle Mortenson and Ronald Williams.  As disclosed on page 84 of Amendment No. 2 to the Preliminary Proxy Statement, they proposed a transaction to Mr. Tim Culp and the other principals of TEC and Shamrock, whereby TEC and Shamrock would be rolled up and acquired by Pacific Medical (renamed Tandem Energy Holdings, Inc). As such, Messrs. Mortenson and Williams were promoters of the blank check company.

Following the promoters' proposal, Mr. Todd Yocham, an experienced engineer with no significant background in financing or structuring transactions and no prior involvement with any blank check companies or Messrs. Mortenson or Williams, was retained by Tandem to provide engineering expertise.  Mr. Yocham has remained with Tandem since the consummation of the TEC and Shamrock transactions and continues to be an integral part of management.  Further, Mr. Yocham has verbally agreed to continue with Tandem after the consummation of the merger with Platinum.  While an employee of Pacific Medical, Mr. Yocham, at the request of the promoters, executed documents on its behalf, however, he was not involved in the promotion of the blank check company or in the issuance of securities of the blank check company and he was not in control of the blank check company.  As such, it is Platinum’s position that Mr. Yocham was not a promoter of Pacific Medical Group and, thus, not restricted by the Worm/Wulff Letter.

As disclosed on page 94 of Amendment No. 2 to the Preliminary Proxy Statement,  the principals of TEC and Shamrock entered into purchase agreements with Tandem on June 1, 2005.  Simultaneously with the execution of those agreements, Tandem issued to the principals and management of TEC and Shamrock shares of Tandem common stock to secure their continued services.  Although the transactions were not consummated until June 8, 2005, after the June 1, 2005 issuances, the principals and management of Tandem were originally associated with the operating entities and not the blank check company.  As such, it is Platinum’s position that they are not promoters of the blank check company and, consequently, are not restricted by the Worm/Wulff Letter.

Securities and Exchange Commission
August 1, 2006

Even if some or all of the principals of TEC and Shamrock or management of Tandem were to be deemed to be promoters of Pacific Medical Group, it is Platinum’s position that the restrictions contained in the Worm/Wulff Letter should not apply.

Section 4(1) provides an exemption from the registration requirement of the Securities Act for transactions by any person other than an issuer, underwriter or dealer.  Because of the concern that promoters of blank check companies were gifting or selling securities to others without registration thereby effecting a wider distribution of securities without complying with the registration requirements of the Securities Act, they should be deemed to be underwriters.  Accordingly, the Worm/Wulff Letter specifically restricts the use of Rule 144 by those promoters and articulates the view that such securities can only be resold though a registration statement.

However, the Worm/Wulff Letter provides that the availability of Section 4(1) depends on the facts and circumstances of a particular situation.  In connection with the Platinum merger, there is no concern that the resale of the promoters shares will result in a wider distribution.  As a result of the merger, such parties’ shares will be merged out of existence and as such cannot be resold.  Further, any argument that there is a resale of the promoters’ shares indirectly in the form of equity of the acquiror is defeated by the fact that the Platinum merger is a cash transaction.  Accordingly, the facts surrounding the Platinum merger support a position that in this case the promoters should not be deemed to be underwriters and that Section 4(1) should be available.

15.
We note your response to comment 10 from our letter of April 28, 2006 that the information contained in the schedules and exhibits to the merger agreement is not material to an investment decision. Please provide a detailed legal and factual analysis as to why:

•
the number of shares Tandem's management believes to be outstanding and the resulting uncertainty of consideration that may need to be paid, in light of the uncertainty surrounding the number of Tandem Energy Holdings shares actually outstanding as outlined in comment 12, above;

•	the consideration to be paid to each of the Major Shareholders (as may be extrapolated from such schedules); and

•	the fact that Platinum would receive an opinion from Tandem's counsel in the form contained in such schedules,

would not be material to an investment decision.

Response: We note the Staff’s comment and advise the Staff supplementally that, notwithstanding our belief that the information contained in the schedules to the merger agreement is not material, we have filed, concurrently herewith, an amendment to Platinum’s Current Report on Form 8-K of January 26, 2006, to provide, as an exhibit thereto, the merger agreement with all schedules and exhibits thereto.

Securities and Exchange Commission
August 1, 2006

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 7

16.
Please disclose how Platinum's management made its decision to offer $2.53 per share of Tandem stock when, as you state in Note 3 on page F-13, Tandem's management had arrived at a valuation of $1.55 per share only six months earlier when acquiring the TEC and Shamrock assets. Based on your response to comment 17 from our letter of April 28, 2006, we note that it appears Tandem has acquired no other significant assets since the TEC and Shamrock acquisitions.

Response: We note the Staff's comment and advise the Staff that the purchase price paid by Platinum was based on a valuation of price per boe rather than a valuation based on a price per share. Platinum believed that a purchase price of under $11 per proved boe was an attractive price based on, among other things, valuations of comparable companies and prices paid per boe in comparable transactions. The increase in the market price of crude oil in the months leading up to the execution date of the merger agreement, from a low of $56.50 in July 2005 to a high of $68.35 in January 2006, further justified the valuation placed on the Tandem assets.

Consequently, Platinum determined that $102 million was an attractive price irrespective of the then current market price of Tandem stock or the valuation that Tandem had placed on its assets 6 months earlier. Further, the $1.55 valuation was based on, among other things, an older March 31, 2005 reserve report which was then discounted for the higher risk related to PUD reserves and that valuation did not place any value on any probable reserves that Platinum believed could have been exploited following the infusion of additional capital investment. We have added disclosure on page 40 of Amendment No. 2 to the Preliminary Proxy Statement to disclose this.

17.
We reissue comment 11 from our letter of April 28, 2006 in part. Specify in your disclosure the amount that will remain for "working capital" if full consideration is paid for the Tandem shares and $3 million is paid to Mr. Duncan. We note your response, which states that $102,408,000 will remain after payment for the Tandem shares. Please explain how you arrive at such number when you disclose the consideration to be paid for the Tandem shares is $102,000,000.

Response: We note the Staff’s comment and advise the Staff that we regret the typographical error; it was intended that the response indicate that $408,000 would remain after payment of full consideration and the $3 million payable to Mr. Duncan. We have provided language on page 7 of Amendment No. 2 to the Preliminary Proxy Statement to address the issue of working capital once all consideration and the fee to Mr. Duncan are paid.

Securities and Exchange Commission
August 1, 2006

18.
In connection with the preceding comment, we reissue comment 36 from our letter of April 28, 2006. In this section, please disclose the names of the "certain other members of management of Target have waived or will waive their right to receive forty cents ($.40) per share so that it can be allocated to the shareholders of Target who purchased their Target Common Shares directly from Target or through brokers or dealers in open market transactions, thus giving those Shareholders Four and 50/100 Dollars ($4.50) per share." We note that it does not appear that such "certain other members" have been named anywhere in the merger agreement or the preliminary proxy. Disclose how it was determined that the "certain other members of management" would forego a portion of their pro-rata holdings in the company in order to effectuate the merger. Disclose the total amount to be paid as consideration for the merger to each of the "Major Shareholders" and "certain other members of management," taking into account those shareholders agreeing to the lesser amount, those to receive $4.50, and the payment of what you have described as "the amount required to retire the indebtedness of Tandem and its subsidiaries of approximately $42 million." If true, provide clear, concise, and affirmative disclosure that payment of such indebtedness will result in payment to the Major Shareholders for their interests in TEC and Shamrock. Disclose the consideration to be received by each of the Major Shareholders and each of the "certain other members of management."

Response: We note the Staff’s comment and advise the Staff that, in addition to Messrs. Tim Culp, Jack Chambers, Michael Cunningham and Todd Yocham (the “Major Shareholders”), the other persons waiving their right to forty cents ($.40) per share so that it can be redistributed are Messrs. Toben Scott, Donnie Mixon, Rex Chambers and Dyke Culp. Messrs. Toben Scott and Donnie Mixon are employees of TEC and Messrs. Rex Chambers and Dyke Culp are related to Messrs. Jack Chambers and Tim Culp, respectively. Mr. Culp spoke with each of those individuals amount his desire to give the stockholders of Tandem who may have purchased their shares of Tandem at a price in excess of $2.53 per share a buy-out price above their purchase price and each of the named individuals voluntarily agreed to participate in that plan. The amount, including repayment of debt, received by each of the forenamed eight individuals is as follows:

	Share price	Debt
Major shareholders	$2.13	Repayment	Total
Tim Culp	$16,564,171	$15,000,000	$31,564,171
Jack Chambers	11,042,781	3,000,000	14,042,781
Mickey Cunningham	5,521,390		5,521,390
Todd Yocham	5,521,390		5,521,390
	-		-
Others @ 2.13/share	-		-
Toben Scott	1,063,581		1,063,581
Donnie Mixon	212,716		212,716
Rex Chambers	690,175		690,175
Dyke Culp	1,380,347	3,000,000	4,380,347

	$41,996,551	$21,000,000	$62,996,551

	18,253,449	20,750,000	39,003,449
	$60,250,000	$41,750,000	$102,000,000
			102,000,000

Securities and Exchange Commission
August 1, 2006

We have included disclosure on page 84 of Amendment No. 2 to the Preliminary Proxy Statement to clearly and concisely state that the debt repayment to Mr. Culp referred to above will result in payment for all of his interests in TEC and Shamrock.

Tandem, page 7

19.
We note your responses to comments 6, 12-19, 52 and 105 from our letter of April 28, 2006. The circumstances surrounding the "purchase of the public shell from an attorney in Vancouver" and subsequent events are not readily from either your disclosure or response letter. We also note that the form of opinion attached to the merger agreement states that 23,799,322 shares are currently issued and outstanding. In tabular format, please provide the Staff with a listing of all share issuances of Tandem Energy Holdings, Inc. by date, amount, purchaser, and basis for exemption from registration. Additionally, provide the Staff with executed, dated copies of all agreements evidencing such transactions, including all exhibits, schedules, and annexes.

Response: As mentioned in our response to the Staff’s comment no 12, Tandem’s management does not have any documentation in its files relating to activities of Tandem’s predecessors prior to approximately March 1, 2005, and this includes information relating to the issuances of shares of its predecessors prior to that date. As to the period following March 1, 2005, the following chart addresses the Staff’s comment:

				Running
Event	Date		Share count	Total	Exemption Relied On
Mortensen represents to Transfer Agent the number of shares outstanding in Pacific Medical Group		8,160,953

Mortensen, as sole director, authorizes reverse split (500-1)	February 28, 2005	(8,160,953)	16,322	16,322	Not Applicable

Mortensen issues "founders shares" to his affiliate	March 7, 2005		20,000,000	20,016,322	Section 4(2) of the '33 Act

Mortensen issues shares to Tbeck, et al.	March 8, 2005
Tbeck Capital Inc. (controlled by Ronald G. Williams)		1,200,000			Section 4(2) of the '33 Act
Warren Street Investments, Inc.		500,000			Section 4(2) of the '33 Act
Tracie Williams		100,000			Section 4(2) of the '33 Act
Jose Mendoza		50,000			Section 4(2) of the '33 Act
Mariela Vilaboa		50,000			Section 4(2) of the '33 Act
Orlando Soto		50,000			Section 4(2) of the '33 Act
Ana L. Martinez		50,000	2,000,000	22,016,322	Section 4(2) of the '33 Act

Securities and Exchange Commission
August 1, 2006

Mortensen issues shares to Redwood, et al. (IR firm)	March 16, 2005
Lucci Financial Group, LLC		40,000			Section 4(2) of the '33 Act
Jimmy A. Perez		25,000			Section 4(2) of the '33 Act
Luciano Volpacchio		27,500			Section 4(2) of the '33 Act
Richard Tessi		12,500			Section 4(2) of the '33 Act
Maureen Elizabeth Simon		12,500			Section 4(2) of the '33 Act
Richard Pisano		12,500			Section 4(2) of the '33 Act
Angela Williams		5,000			Section 4(2) of the '33 Act
Tim and Diana Wilson		15,000			Section 4(2) of the '33 Act
Redwood Consultants, LLC		100,000	250,000	22,266,322	Section 4(2) of the '33 Act

Cancellation of Mortensen certificate	March 30, 2005		(20,000,000)	2,266,322	Not Applicable

Mortensen reissues "founders shares"	March 30, 2005
Aritex (controlled by Mortensen)		3,000,000			Section 4(2) of the '33 Act
Tim G. Culp		2,100,000			Section 4(2) of the '33 Act
Joe C. Bullard		2,100,000			Section 4(2) of the '33 Act
Todd M. Yocham		4,400,000			Section 4(2) of the '33 Act
Jack Chambers		4,300,000			Section 4(2) of the '33 Act
L & H Family Partnership, Ltd. (Duncan)		4,100,000	20,000,000	22,266,322	Section 4(2) of the '33 Act

Private Placement Shares	March 30, 2005		1,533,000	23,799,322	Section 4(2) of the '33 Act

Rescision of "founders shares"	June 1, 2005
Aritex (controlled by Mortensen)		(3,000,000)	(Note 2)		Not Applicable
Tim G. Culp		(2,100,000)			Not Applicable
Joe C. Bullard		(2,100,000)			Not Applicable
Todd M. Yocham		(4,400,000)			Not Applicable
Jack Chambers		(4,300,000)			Not Applicable
L & H Family Partnership, Ltd. (Duncan)		(4,100,000)	(20,000,000)	3,799,322	Not Applicable

Issuance of shares for compensation	June 1, 2005
Tim G. Culp		1,786,983			Section 4(2) of the '33 Act
Jack Chambers		1,191,322			Section 4(2) of the '33 Act
Michael G. Cunningham		2,595,661			Section 4(2) of the '33 Act
Todd M. Yocham		2,595,661			Section 4(2) of the '33 Act
Dyke Culp		148,915			Section 4(2) of the '33 Act
Rex Chambers		324,458			Section 4(2) of the '33 Act
Toben Scott		500,000			Section 4(2) of the '33 Act
Ronnie Chambers		20,000	9,163,000	12,962,322	Section 4(2) of the '33 Act

Securities and Exchange Commission
August 1, 2006

Issuance of stock as consideration for executed transactions	June 8, 2005
Tim G. Culp		6,000,000			Section 4(2) of the '33 Act
Jack Chambers		4,000,000			Section 4(2) of the '33 Act
Dyke Culp		500,000	10,500,000	23,462,322	Section 4(2) of the '33 Act

Additional shares issued for compensation per executed agreements
Coast Capital (bank loan agreement)	June 8, 2005	100,000	(Note 2)		Section 4(2) of the '33 Act
Capital Access (bank loan agreement)	June 8, 2005	50,000			Section 4(2) of the '33 Act
Donnie Mixon (employee)	June 14, 2005	100,000			Section 4(2) of the '33 Act
John Pentony (coverage of Tandem)	July 19, 2005	12,000	(Note 2)		Section 4(2) of the '33 Act
Trevor Blank (coverage of Tandem)	July 19, 2005	10,000	(Note 2)		Section 4(2) of the '33 Act
William Ritger (coverage of Tandem)	July 19, 2005	65,000	337,000	23,799,322	Section 4(2) of the '33 Act

Copies of all agreements evidencing such transactions have previously been furnished to the Staff supplementally in response to other comments.

Introduction of Tandem to Platinum

20.
We note your response to comment 20 our letter of April 28, 2006. Please disclose the person or persons who introduced Lance Duncan to Ronald G. Williams and Lyle J. Mortensen and date of introduction.

Response: We note the Staff's comment and advise the Staff that we have been informed by Mr. Duncan that he was introduced to Mr. Ronald Williams in early 2005 by Mr. Roland Carey, a businessman interested in engaging in the oil and gas industry. Mr. Williams subsequently introduced Mr. Duncan to Mr. Lyle Mortenson. We have added disclosure on page 8 of Amendment No. 2 to the Preliminary Proxy Statement to reflect this.

21.	We note your disclosure that Mark Nordlicht "generally" had become aware of the existence of Tandem through "a business acquaintance," William Ritger, and a "close friend,” Howard Crosby.

In this connection, we also note that Messrs. Nordlicht, Ritger, and Crosby were all significant co-investors in Vivid Learning Systems, Inc. which does not appear either as disclosure or in your response letter despite requests for disclosure from the Staff. Affirmatively disclose the dates upon which each of William Ritger and Howard Crosby told Mark Nordlicht about each of Pacific Medical Group, Inc., Tandem Energy Holdings, Inc., Tandem Energy Corporation, and Shamrock Energy Corporation or affirmatively disclose the latest date prior to which Mark Nordlicht had no knowledge whatsoever of such entities.

Securities and Exchange Commission
August 1, 2006

Response: We have revised the disclosure on page 9 of Amendment No. 2 to the Preliminary Proxy Statement to clarify that Mr. Nordlicht had no knowledge of Pacific Medical Group, Tandem Energy Holdings, Inc., Tandem Energy Corporation and Shamrock Energy Corporation prior to early December 2005 when he became aware of such entities through both Mr. Ritger and Mr. Crosby.

22.
We note the disclosure provided in response to comment 21 from our letter of April 28, 2006. Further, we note that Messrs. Nordlicht and Crosby are both stockholders and serve on the board of directors of Platinum Diversified Mining, Inc. ("PDMI"), a SPAC listed on the London Stock Exchange and represented by the same counsel as PDMI. Please advise the Staff of Platinum Diversified Mining, Inc.’s date of incorporation, the date(s) upon which Messrs. Nordlicht and Crosby became directors and shareholders of Platinum Diversified Mining, and provide copies of all documents, agreements, evidencing investment in PDMI prior to its listing on the London Stock Exchange AIM. Additionally, provide a complete list of PDMI shareholders from inception through the date of listing.

Response: We note the Staff’s comment and advise the Staff supplementally that Platinum Diversified Mining, Inc. (“PDMI”) was incorporated in the Cayman Islands on January 12, 2006. On January 20, 1996, Mr. Nordlicht became the holder of the sole outstanding share of PDMI and Messrs. Nordlicht and Crosby were appointed to the PDMI board. On February 28, 2006, all of the directors, including Messrs. Nordlicht and Crosby, were issued shares. The following is a list of PDMI shareholders prior to the date of listing on the AIM Market:

Bobby Cooper
Mark Nordlicht
John Ryan
Thomas Loucks
Howard Crosby

There are no agreements evidencing these issuances; written board action exists, however, evidencing authorization of the issuances.

23.
We reissue comments 21, 26 and 27 from our letter of April 28, 2006. We note your general response, however the Staff requested disclosure of all connections, associations, and affiliations between Mark Nordlicht, William Ritger, and Howard Crosby.

Response: We have been informed by Mr. Nordlicht, that he is manager of a hedge fund, Platinum Partners Value Arbitrage Fund, which occasionally invests in small cap companies; that Mr. Ritger prepares research reports for, and often invests in, small cap companies; and that Mr. Crosby also has invested in several small cap companies. As such there may be many companies in which one, two or all of Messrs. Nordlicht, Ritger and Crosby may have invested. Mr. Nordlicht is aware of two such companies, in addition to PDMI, in which both he and Mr. Crosby are investors, Vivid Learning Systems, Inc. and White Mountain Titanium Corporation. Other than the foregoing, the connections with respect to Tandem, and the association between Messrs. Nordlicht and Crosby with respect to PDMI, as noted in response to comment 22 above, we are not aware of any connection, association, affiliation between Messrs. Nordlicht, Ritger and Crosby.

Securities and Exchange Commission
August 1, 2006

We have added disclosure on page 9 of Amendment No. 2 to the Preliminary Proxy Statement to reflect such additional associations.

24.
We note your responses to comments 22 and 23 from our letter of April 28, 2006 and reissue in part. Please provide the Staff with dated and executed copies of agreements between Mr. Ritger, entities under his control or otherwise affiliated with him, and Tandem, its predecessors, and affiliates. At a minimum, we note that the agreements evidencing Mr. Ritger’s purchase of Tandem shares have not been provided.

Response: We note the Staff’s comment and advise the Staff that the only document not provided to the Staff to date is a subscription agreement between Tandem and Mr. Ritger and/or his affiliates relating to his purchase of stock in Tandem; such agreement is being provided to the Staff supplementally under separate cover.

25.
We note your response to comment 25 of our letter of April 28, 2006. Please provide the dated and executed copies of all agreements between Mr. Crosby, entities under his control or otherwise affiliated with him, and Tandem, its predecessors, and affiliates.

Response: We have previously furnished the Staff with all of the documents in Tandem’s possession relating to its dealings with Mr. Howard Crosby or his affiliates. Tandem does not have any additional documents.

The Merger, page 9

26.
We reissue comment 28 from our letter of April. Your response did not address the issue raised by the Staff. Disclose how the merger may be effected so that Tandem will become a wholly-owned subsidiary of Platinum, especially in light of the several prior shareholder bases of Tandem. Please discuss how, if shareholders of Tandem do not surrender their shares, Tandem will become a wholly-owned subsidiary of Platinum.

Response: We note the Staff’s comment and reiterate our response to comment 28 from the Staff’s letter of April 28, 2006, specifically that, as a basic tenet of corporate law, at the effective time of the merger, all issued and outstanding shares of Tandem will be converted into the right to receive the merger consideration set forth in the agreement and plan of merger which, in this case, is cash. This is expressly set forth in the Nevada General Corporation Law, the law under which the surviving corporation, Tandem, is organized, which states, in pertinent part, “the owner’s interests of each constituent entity that are to be converted into owner’s interests, obligations or other securities of the surviving or any other entity or into cash or other property are converted and the former holders of the owner’s interests are entitled only to the rights provided in the articles of merger.” Section 92A.250(1)(f) of the Nevada General Corporation Law, “Effect of Merger, Conversion or Exchange.” Accordingly, the act of surrendering shares is not necessary for Tandem to become a wholly-owned subsidiary.

Securities and Exchange Commission
August 1, 2006

Moreover, the historical corporate events of Tandem (reverse stock splits) reflect the resulting 16,322 shares outstanding in the public indicated in the Preliminary Proxy Statement and the records of Tandem’s transfer agent. Tandem’s corporate records further demonstrate the issuances since the name change to Tandem Energy Holdings, Inc. by Certificate of Amendment filed on February 24, 2005 which, with the exception of the approximately 3 million shares which are the subject of litigation, are fully accounted for to arrive at the outstanding represented by Tandem. As such, absent mistake or fraud, the number of shares should be accurate.

We have added disclosure on page 9 of Amendment No. 2 to the Preliminary Proxy Statement to address this comment.

Platinum's Recommendations to Stockholders; Reasons for the Merger.

27.
We reissue comment 30 from our letter of April 28, 2006 in part. We note your response “that nowhere in the disclosure is there any statement that the merger consideration was ‘based [solely] on oral representations.’” Through your addition of the word “solely” in the above-quoted statement, you make an argument that the Staff did not.

To reiterate the exact wording our April 28, 2006 letter:

“We note that you disclose on page 33 that:

•
Mr. Duncan also provided to us detailed information concerning the oil and gas reserves located in Tandem’s properties, including Tandem’s belief that there were substantial reserves expected beyond the proved reserves in the Williamson report; and

•	The amount of merger consideration was determined based, among other things, on Duncan’s representations regarding Tandem's potential for significant additional reserves.

Please disclose the representations provided by Mr. Duncan regarding Tandem’s potential for significant additional reserves. Also, please discuss how the board determined that the amount of merger consideration should be based on oral representations instead of engineering reports.”

Since you have revised the text in Amendment 1, your disclosure now reads:

•
“Mr. Duncan also provided to us detailed information concerning the oil and gas reserves located in Tandem’s properties, including Tandem’s belief that there were substantial probable reserves expected beyond the proved reserves in the Williamson report"; and

Securities and Exchange Commission
August 1, 2006

•	“...the amount of merger consideration was determined based on Mr. Duncan's representations regarding Tandem's potential for significant additional probable reserves... “

Accordingly, we reissue in part:

Please disclose how the board determined that the amount of merger consideration should be based on representations with respect to probable reserves instead of engineering reports, especially in light of your own disclosure on page 22 that “Williamson Petroleum Consultants was not engaged to evaluate and prepare reports to the probable reserves on Tandem properties and interests as these are more uncertain than evaluations of proved reserves.”

Response: We note the Staff’s comment and reiterate, in part, our response to the Staff’s prior comment 30 from its letter of April 28, 2006 inasmuch as (i) management of Platinum has informed us that Mr. Duncan made certain verbal representations on behalf of Tandem regarding the existence of additional reserves on Tandem’s properties and interests exceeding those reserves reflected in the proved reserve reports prepared by Williamson Petroleum Consultants, (ii) such representations related to probable reserves which, pursuant to SEC regulations, may not be contained in SEC reports or public filings and, as such, have not been publicly disclosed, and (iii) the representations were corroborated, generally if not specifically, by the analysis of Platinum’s Executive Vice President, James Dorman (a geologist with over fifty years of experience) who reviewed the reserve reports, had discussions with management of Tandem and conducted site visits.

Further we would like to clarify that, in connection with the board’s deliberations regarding proceeding with the merger, the board of Platinum heard presentations from Mr. Dorman regarding the results of his review and analysis and from Platinum’s management regarding, among other things, its due diligence on Tandem’s oil and gas assets. The presentations included both the data relating to the proved reserves contained in the reports of Williamson Petroleum Consultants and the representations of probable reserves made by Mr. Duncan on behalf of Tandem. The various elements presented were not weighted by the board though the board determined that the proved reserves described in the reserve reports in and of themselves were sufficient to support the merger consideration and that the probable reserves represented by Tandem simply reinforced their decision to proceed with the transaction.

To the extent that any disclosure previously provided in the Preliminary Proxy Statement was unclear so as to suggest that “the board determined that the amount of merger consideration should be based on representations with respect to probable reserves instead of engineering reports,”(emphasis added) it was unintentional and we have attempted to clarify the language with new disclosure contained on pages 10 and 40 of Amendment No. 2 of the Preliminary Proxy Statement.

Securities and Exchange Commission
August 1, 2006

28.
We note the statement contained in your response to comment 30 from our letter of April 28, 2006 that Lance Duncan’s “representations related to probable reserves which, pursuant to SEC regulations, may not be contained in SEC reports or public filings and, as such, have not been disclosed publicly.” However, it appears that you are disclosing that very thing throughout your original and amended filing. Please reconcile these apparently contradictory positions. Further, please see comment AA below.

Response: We note to the Staff's that although numerous references are made to Mr. Duncan having provided on behalf of Tandem representations as to the probable reserves, including, for example, in the "Background of the Merger" section on page 38 of Amendment No. 2 to the Preliminary Proxy Statement, no disclosure was made of the actual estimates as such estimates may not be contained in SEC reports or public filings.

Merger Consideration, page 10

29.
We note your response to comment 37 from our letter of April 28, 2006. Please advise the Staff whether any of the shareholders of Tandem other than Jack Chambers is subject to a permanent injunction or consent decree relating to securities. If yes, disclose or advise why such disclosure is not necessary.

Response:  We note the Staff’s comment and advise the Staff supplementally that, to our knowledge and to the knowledge of Tandem’s current management, none of the shareholders of Tandem, other than Jack Chambers, is subject to a permanent injunction or consent decree relating to securities.

Conversion Rights, page 12

30.
We reissue comment 42 from our letter of April 28, 2006. Disclose the consequences if the company's attempts to secure a line of credit to fund conversion payments is not successful. We note your response but the company does not appear to have yet secured any line of credit. Accordingly, we reissue.

Response: We note the Staff’s comment and refer the Staff to our responses to comments 6 and 8 above and reiterate that management of Platinum has received a commitment for financing in the amount of $45 million subject to consummation of the merger transaction, among other things; definitive loan documentation is currently being negotiated.

31.
We reissue comment 43 from our letter of April 28, 2006. Disclose the reasons why you have structured an acquisition that provides for no more than 3.7% conversion when your certificate of incorporation would require you to provide for 19.99%. We note your response referring us to your response to comment 3 however it is not responsive to the Staff's previously stated concerns. Accordingly, we reissue.

Response: We note the Staff’s comment and refer the Staff to our response to comment 8 above and, specifically, to the fact that management of Platinum was familiar enough with lending in the oil and gas industry and confident enough in the assets of Tandem to have the reasonable belief that financing could be obtained (using Tandem’s assets as security) which could be used to fund conversion rights.

Securities and Exchange Commission
August 1, 2006

Termination, Amendment, and Waiver, page 14

32.
We reissue comment 44 from our letter of April 28, 2005. Please disclose in your preliminary proxy the significance of March 22, 2005. It appears you have simply described such issues in your response letter.

Response: We have provided disclosure on pages 15, 59 and 61 of Amendment No. 2 to the Preliminary Proxy Statement to address the Staff’s comment.

33.
In connection with the preceding comment, we note your response with respect to Lyle Mortensen's actions. We note that you state Lyle Mortensen was at one time the sole officer and director of Tandem. In tabular format, please advise the Staff of the names, terms, and positions of each officer and director of Tandem, Pacific Medical Group, and its predecessors since LVMS filed for bankruptcy and ceased to be a reporting company.

Response: We note the Staff’s comment and refer the Staff to our response to comment 12 above by way of background. As mentioned in our response to comment 12, Tandem’s management does not have any documentation in its files relating to activities of Tandem’s predecessors prior to approximately March 1, 2005, and this includes information relating to the officers and directors of its predecessors prior to that date. As to the period following March 1, 2005, the following table is intended to address the Staff’s comment:

Name	Position	Dates of Service

Lyle Mortensen	Director President	February 24, 2005 to March 31, 2005

Todd Yocham	Director President Senior Vice President of Engineering	March 30, 2005 to date March 1, 2005 to June 1, 2005 June 1, 2005 to date

Tim Culp	Director President and Chief Executive Officer	March 30, 2005 to date June 1, 2005 to date

Jack Chambers	Director Executive Vice President and Chief Operating Officer	March 1, 2005 to date June 1, 2005 to date

Michael Cunningham	Senior Vice President of Finance, Chief Financial Officer, Secretary and Treasurer	June 1, 2005 to date

Toben Scott	Vice President of Operations	June 1, 2005 to date

Lance Duncan	Director Vice President	March 30, 2005 to June 1, 2005 March 1, 2005 to June 1, 2005

Rex Chambers	Director	March 30, 2005 to June 1, 2005

Michael Mancini	Director President and Secretary	Unknown to February 24, 2005

Securities and Exchange Commission
August 1, 2006

Risk Factors, page 21

34.
We note your response to comment 52 of our letter of April 28, 2006. Please update your disclosure to the latest practicable date on this issue. Additionally, please advise the Staff as to the circumstances surrounding the securities not at issue in the Nevada lawsuit and for which certificates evidencing the shares were not returned to Tandem and cancelled. Further, please advise the Staff of the parties to the case you describe as "otherwise unrelated to Tandem." Please provide a copy of the complaint in the case filed on May 23, 2006 and all subsequent pleadings filed with the court.

Response: As requested by the Staff, we have updated our disclosure on the litigation involving Tandem to the latest practical date, and such disclosure appears on pages 82, 83 and 88 and in Notes to Tandem’s consolidated financial statements on pages F1-29 and F1-46 of Amendment No, 2 to the Preliminary Proxy Statement. All of the shares that were held by Mr. Mortensen’s affiliate, being 2.878 million shares, are the subject of Tandem’s lawsuit in the Nevada District Court, and the remainder of the 20 million shares originally issued to Mr. Mortensen have been returned to Tandem and cancelled. A copy of all of the pleadings filed to date in the Nevada and Florida lawsuits are being furnished to the Staff supplementally in response to this comment.

35.
We reissue comment 54 in part. Disclose whether management believes the indemnification by "certain Tandem stockholders" is sufficient, and, if so, disclose the basis for such determination, including specific reference to the limitations on such indemnification as provided in the merger agreement and disclosure that no amounts are held in escrow to support the indemnification. We note your response and disclosure that the indemnification obligations "would address" the claim of ownership however that is not the issue raised by the Staff. Are the indemnification obligations sufficient guarantee to make Tandem whole in the case of the 2.878 shares for which certificates have not been returned? What is the basis for the view of Tandem's management? Include these items as disclosure in your preliminary proxy.

Response: We note the Staff’s comment and advise the Staff that, since the filing of Amendment No. 1 to the Preliminary Proxy Statement, a lawsuit has been filed against Tandem and Platinum in the Circuit Court of the 11th Judicial Circuit in and for Miami County, Florida by Arthur W. Tifford, P.A. seeking, among other things, $12,150,000 to which plaintiff alleges it is entitled as a result of holding a stock certificate representing 2,700,000 shares of common stock of Tandem transferred to the plaintiff by Aritex Consultants, Inc., an entity controlled by Mr. Lyle Mortensen, who is one of the defendants in Tandem’s previously disclosed Nevada lawsuit, and assuming that the proposed merger had already been consummated as recited in the complaint. A copy of the complaint and the motion papers filed in response thereto are provided supplementally for the Staff’s information.

Securities and Exchange Commission
August 1, 2006

In light of the claim, as previously disclosed, and the subsequent filing of the lawsuit by the claimant, the parties have amended the merger agreement so as to provide for an escrow to support certain indemnification obligations of the Major Shareholders contained in the merger agreement which provide that any final judicial determination made subsequent to the consummation of the merger would be addressed by the indemnification obligations of such Major Shareholders. We refer the Staff to the fact that, pursuant to Section 8.01(c) of the merger agreement there are no limitations regarding the indemnification obligations relating to misrepresentations of capitalization. Further, we note that even should the $4.50 per share consideration be applicable in such regard, the entire indemnification obligation (not including the reasonable fees of counsel) would only amount to $12,150,000 for payment of 2.7 million shares which are the subject of the claim and the Major Shareholders in the aggregate would receive approximately $46 million in merger consideration. The amendment to the merger agreement provides for a holdback of $5 million of merger consideration otherwise payable to the Major Shareholders to be retained in escrow for a period of two years to be used in order to support the Major Shareholders indemnification obligations under the merger agreement as they may apply to the claim previously described and any future claims which may arise and be subject to indemnification. While it is not possible to ever guarantee that indemnification obligations would be sufficient to address unknown claims and the amounts held in escrow would not fully address the current known claim if the claimant were to fully and completely prevail on all counts, management of Platinum believes that the current lawsuit against Platinum is frivolous, that Tandem has adequate defenses to the claims against it and that Tandem will prevail in the defense of these and in its suit regarding the same issues and that, should it not prevail, in whole or in part, the indemnification obligations of the Major Shareholders coupled with the amounts held in escrow will be sufficient to make Platinum whole though there can be no assurance of this. Additional disclosure has been added to pages F1-29 and F1-46 of Amendment No. 2 to the Preliminary Proxy Statement to update the Preliminary Proxy Statement regarding the claims and lawsuits in question and to provide greater clarity regarding the indemnification thereof.

36.
In connection with the preceding comment, please disclose Platinum's management views and plans with respect to the issue of Tandem's capitalization. What will Platinum do if the case brought by Tandem is not successful? Has Platinum, as the indemnitee, taken over control of the case in Nevada pursuant to the terms of the merger agreement? How has this impacted Platinum and its shareholders? How will it impact Platinum and its shareholders going forward? Has Platinum disclosed the issue to potential lenders? Has the issue affected the ability of Platinum to access lines of credit? If so, in what manner(s)?

Response: We refer the Staff to our response to comment 35 above which we believe responds to many of the items of this comment. We further advise the Staff supplementally that Platinum has not undertaken control of the Nevada or Florida cases at this time and, as such, there has been no impact on the stockholders of Platinum. The bank from which Platinum has received a commitment for a line of credit has been apprised of the existence of the claim against Tandem and of the litigation filed against Tandem and Platinum and has not rescinded its commitment or otherwise conditioned the line of credit in connection to such claim or litigation.

Securities and Exchange Commission
August 1, 2006

Special Meeting of Platinum Stockholders
Platinum Fairness Opinion, page 33

37.
We note your response to comment 55 from our letter of April 28, 2006 that "a representative of C.K. Cooper introduced himself to Mr. Nordlicht by telephone some time in 2004 in an unsolicited business call regarding possible transactions in which Mr. Nordlicht might be interested. As a result of such introduction, Mr. Nordlicht was familiar with C.K. Cooper and, on this basis, considered them in connection with the fairness evaluation contemplated for the transaction with Tandem." As requested previously, please include such discussion as disclosure in your preliminary proxy. Please disclose whether any of the assets now owned by Tandem, including but not limited to TEC and Shamrock, were ever among those mentioned by C.K. Cooper during any contact between C.K. Cooper and Mark Nordlicht. If so, please disclose the specific dates of such conversations.

Response: We have added the requested disclosure on page 37 of Amendment No. 2 to the Preliminary Proxy Statement regarding the circumstances in which C.K. Cooper was introduced to Platinum. We have also noted in the disclosure that none of the assets now owned by Tandem, including TEC and Shamrock, were ever mentioned by C.K. Cooper during any contacts between C.K. Cooper and Mr. Nordlicht.

38.	Please disclose the first date upon which C.K. Cooper & Company was contacted in connection with providing a fairness opinion for the Platinum/Tandem transaction.

Response: We advise the Staff that the first date upon which C.K. Cooper & Company was contacted in connection with providing a fairness opinion for the transaction was January 16, 2006. Additional language has been provided on page 37 to disclose this date.

39.
We note the disclosure on page 39: "management of Platinum recognized the benefit of a fairness opinion in the due diligence process and its importance in establishing stockholder confidence in the transaction in the stockholder approval process by providing independent support for the board's recommendation to the stockholders. As such, although a written fairness opinion had not been rendered prior to the execution of the merger agreement, the board expressed the intention to seek such an opinion at the time that the transaction and merger agreement was approved."

If “management of Platinum recognized the benefit of a fairness opinion in the due diligence process and its importance in establishing stockholder confidence in the transaction" and "the board expressed the intention to seek such an opinion at the time that the transaction and merger agreement was approved" in late January 2006, please disclose the reason(s) why Platinum management agreed to the letter agreement with C.K. Cooper on February 8, 2006 which provides that "all advice and any documents or opinions prepared or given by CKCC in connection with its engagement hereunder is for the benefit and use of the Company (but in the case of any opinion, solely the Board of Directors of the Company)” (emphasis added).

Securities and Exchange Commission
August 1, 2006

Additionally, clarify your disclosure as to the manner by which "stockholder confidence in the transaction may be established" through an opinion if the provider of the fairness opinion will not allow shareholders to rely upon such opinion.

Response: We note the Staff's comment and clarify that, while inevitably the knowledge that the board of directors has received a fairness opinion from an independent investment banker with expertise in the oil and gas industry provides comfort to stockholders with respect to merits of the transaction, the board’s purpose in obtaining the fairness opinion was for due diligence purposes. Under the terms of the merger agreement, the Company has a "due diligence out" which, subject to certain limited exceptions, permits the Company to terminate the merger agreement if it is not satisfied in its sole discretion with its legal, financial, geological, and business investigations of the business, assets and liabilities of the Company. Accordingly, as part of the board's ongoing assessment as to whether to exercise that due diligence out it, among other things, decided to seek a fairness opinion. Thus, the fairness opinion was addressed to and solely for the use of the board. We have clarified the disclosure on page 37 of Amendment No. 2 to the Preliminary Proxy Statement relating to the board's purpose for obtaining the fairness opinion by deleting references to stockholder confidence.

40.
We note your disclosure on page 33 that you "have also agreed to customary indemnification obligations for liabilities arising out of or relating to Cooper's engagement unless such liabilities result from C.K. Cooper's gross negligence or misconduct." Please provide detailed disclosure of such obligations within your preliminary proxy statement.

Response: We have provided disclosure on page 37 of Amendment No. 2 to the Preliminary Proxy Statement to address this comment.

The Merger Proposal
Background of the Merger, page 34

41.
We note your response to comment 58 from our letter of April 28, 2006. We reissue. We see no revised disclosure on page 36 which "provides greater detail in this regard." The only revision to on page 34 is to add the date "December 2005."

We note your disclosure that, of the three companies you provided a preliminary letter of intent, you decided not to proceed with the one involving a working interest in certain oil and gas properties...due to [y]our belief that although attractive, the opportunity was not appropriate… as it would not serve as a broad and solid platform for future growth." Disclose the exact date upon which such decision was arrived at. Also, disclose the difference between the opportunity presented by that company and the opportunity presented by the Tandem acquisition. Advise the Staff of the identity of such other company. You may request confidential treatment for any information supplied.

Securities and Exchange Commission
August 1, 2006

Response: We have provided, as disclosure on page 38 of Amendment No. 2 to the Preliminary Proxy Statement, the content of our response to comment 58 of the Staff’s letter of April 28, 2006. We further advise the Staff supplementally that the identity of the other company that Platinum provided a letter of intent to was Dos Cuadras Offshore Resources, LLC.

42.
We reissue comment 61 from our letter of April 28, 2006. We note your direction for the Staff to refer to your responses for comments 4 and 67 but they do not address our previous comment. Accordingly, we reissue.

We note your prior disclosure on page 32 of your original filing that "Mr. Duncan had previously met with members of Tandem's management on November 12, 2005 in Tandem's Midland, Texas offices and proposed to obtain financing for the potential sale or merger of the outstanding stock of Tandem. On November 28, 2005, Tandem entered into a confidentiality agreement with Mr. Duncan giving him limited authority to search for financing sources under certain terms proposed by Tandem." Please clarify why Tandem wished to sell or dispose of all its outstanding stock only 5 months after completing the acquisition of Tandem Energy Corporation and Shamrock.

Response: In response to the reissued comment 61 from the Staff’s letter of April 28, 2006 and this comment, we have been advised by Tandem’s management that they were concerned that the corporate history of Tandem and its predecessors prior to March 1, 2005, might make it difficult and costly to register the shares of Tandem’s common stock under the Securities Exchange Act of 1934, as amended, and this, when coupled with the fact that Mr. Tim Culp, one of the largest stockholders of Tandem, had been interested in exiting the oil and gas business before he acknowledged in late May 2005 that this was not feasible and reluctantly accepted the position as President of Tandem, made Tandem’s management interested in an exit strategy, which was what Mr. Duncan was proposing. The prices of oil and gas were at an all time high which translated into high prices for reserves and Tandem’s management viewed a sale at that time as an attractive proposition particularly because there was no assurance that prices would remain high. Tandem’s operating subsidiary, TEC, also was burdened by heavy indebtedness that severely limited growth. For all of the foregoing reasons, a sale only five months after the acquisition of TEC and certain assets of Shamrock as an opportunity that must be given serious consideration.

43.
We reissue comment 62 from our letter of April 28, 2006. We note your response but see no revised disclosure on 34 suggesting the possible purchase of Tandem by Mr. Duncan. Additionally, we note that such an action by Duncan would appear to contravene the "Duncan Standstill" provisions contained in his November 28, 2005 Confidentiality Agreement with Tandem. Please explain.

Securities and Exchange Commission
August 1, 2006

In connection with the preceding comment, clarify what was meant by the phrase "to obtain financing for" the potential sale or merger of all of outstanding stock of Tandem. We note your disclosure on page 33 that "Mr. Duncan met members of Tandem's management on December 28, 2005 and presented several proposals from various financing sources as well as Platinum's proposal to purchase all of the outstanding common stock of Tandem."

Response: We have inserted disclosure on page 40 of Amendment No. 2 to the Preliminary Proxy Statement to address the Staff’s comment concerning Mr. Duncan’s possible purchase of Tandem.

We do not agree with the Staff’s comment that such action would contravene the “Duncan Standstill” provisions in Tandem’s Confidentiality Agreement with Mr. Duncan. Mr. Duncan approached Tandem’s management regarding purchasing Tandem and in the course of the initial discussions it became clear that Mr. Duncan needed to furnish confidential information to prospective lenders in order to secure the necessary financing for the purchase. Mr. Duncan needed third-party financing to complete any purchase and this was the reason for the language “to obtain financing for” in our original filing.

In order for Mr. Duncan to obtain and show Tandem’s confidential and proprietary information to others, Tandem required that he sign the Confidentiality Agreement. The “Duncan Standstill” provision in that Agreement was designed to insure that he could not use Tandem’s information in any way other than a negotiated transaction with Tandem’s management. It was not intended to prohibit Mr. Duncan from acquiring Tandem, but instead was designed to insure that his did so in cooperation with Tandem’s management.

We have also revised the disclosure on page 39 to clarify that Mr. Duncan’s initial objective was to purchase Tandem and to delete the language previously contained in Amendment No. 1 regarding a proposal “to assist Tandem in its efforts to sell the company.”

44.
We reissue comment 65 our letter of April 28, 2006. Your response was supplemental and the Staff requested disclosure. We note your disclosure on page 33 that the January 5, 2006 discussions "included terms relating to an independent transaction whereby Mr. Duncan, individually, would purchase certain assets from a third party, which assets would be sold to Platinum following the consummation of the merger." Disclose such assets. Disclose whether an agreement was reached with Mr. Duncan and, if not, why not. If an agreement was reached, provide the Staff with copies of any and all agreements, including exhibits and schedules.

In connection with your response, we note that you state the transaction Mr. Duncan proposed involved the purchase of certain oil and gas leases from Millennium Resources. In light of the various entities named Millennium with which Mark Nordlicht is connected, including co-investors in various companies and significant shareholders in both Platinum Energy Resources and Platinum Diversified Mining, Inc., affirmatively disclose all connections, direct and indirect, between Mark Nordlicht and Millennium Resources. If none, affirmatively disclose that there are none.

Securities and Exchange Commission
August 1, 2006

Response: We note the Staff's comment and have added disclosure on page 40 of the Amendment No. 2 to the Preliminary Proxy Statement describing the assets which were the subject of the proposed transaction, that no agreement was reached relating to the transaction and that there was no connection, direct or indirect, between Mr. Nordlicht and Millennium Resources.

45.
We note your response to comment 66 from our letter of April 28, 2006 that “management’s view that the evaluation of proved reserves was sufficient to substantiate the transaction and the consideration and because disclosure of probable reserve information is violative of applicable securities regulations, management of Platinum did not believe that further engagement of Williamson Petroleum Consultants to perform a probable reserve evaluation was mandated."

However, your disclosure on page 36 states that “the amount of merger consideration was based on Mr. Duncan's representations regarding Tandem's potential for significant additional probable reserves.”

Your response and disclosure provided do not appear consistent. Please reconcile.

Response: We note the Staff's comment and advise the Staff supplementally that we do not believe the statements made to be inconsistent. The second statement quoted in the comment is taken out of context. The complete statement provides "In addition to the evaluation by, Mr. Dorman of materials provided by Tandem and of the report of proved reserves prepared by Williamson Petroleum Consultants, the amount of merger consideration was based on Mr. Duncan’s representations regarding Tandem’s potential for significant additional probable reserves.”[emphasis applied]. We have revised the disclosure on page 40 of Amendment No. 2 to the Preliminary Proxy Statement in an attempt to clarify the previous disclosure.

Potential for Future Growth, page 37

46.
We reissue comment 69 from our letter of April 28, 2006. Your response was supplemental and the Staff requested disclosure. Additionally, we note that your response does not appear consistent with your disclosure as you state that management “was unwilling” and yet “may have been willing.” Accordingly, we reissue.

We note the disclosure that Tandem informed you that “it was unwilling to invest the necessary capital expenditures to pursue an aggressive business plan that would involve tapping and extracting these [apparently undisclosed] oil and gas reserves.” Please disclose the reasons Tandem stated for its unwillingness to invest the necessary capital. If Tandem provided no reasons, also disclose whether Platinum inquired as to the reasons. If Platinum did not inquire, disclose why it did not.

Securities and Exchange Commission
August 1, 2006

Response: We have clarified the disclosure on page 42 of Amendment No. 2 to the Preliminary Proxy Statement to address this comment. Additionally, we reiterate that management of Tandem had advised the management of Platinum that it was, and for some time had been, interested in selling the company and that, as such, was not looking to formulate an aggressive business plan. We further advise the Staff that the statements made in our prior response about Tandem's ability and willingness to obtain capital of $10-12 million is not inconsistent with statements of unwillingness to secure the "necessary capital expenditures" which Tandem's management estimated to be far in excess of its limited funds available under its credit facility and its willingness.

Infrastructure and Experienced Management Team, page 37

47.
We note your disclosure on page 38: "Tandem's management team has specialized knowledge and significant experience in the oil and gas E&P industry. Because of Tandem's strong management, as well as infrastructure, operations and drilling equipment, the board feels that Tandem can serve as an excellent platform from which to expand through both acquisition and development." In light of Tandem's history of loss, please disclose the basis of Platinum's Board's statement.

Response: We note the Staff’s comment and advise the Staff that the disclosure contained on page 38 of Amendment No. 1 to the Preliminary Proxy Statement and now found on page 42 of Amendment No. 2 to the Preliminary Proxy Statement which provides certain biographical information regarding each of Messrs. Chambers, Yocham, Cunningham and Scott, in Platinum’s board’s opinion, evidences the “specialized knowledge and significant experience in the oil and gas E&P industry” which formed the basis of the statement to which the Staff refers. Further, Platinum’s board believes that the enumerated assets (i.e. “Tandem’s strong management, as well as infrastructure, operations and drilling equipment”) establish “Tandem… as an excellent platform from which to expand…..” While Tandem’s management’s knowledge and experience together with the other assets such as operations and equipment do not guarantee profitability, they can certainly form the foundation for growth and development. Additionally, we note that, while the Staff points out “Tandem’s history of losses,” Tandem, in fact, (1) has a very limited history particularly on a consolidated basis, (2) had profits in the first quarter ended March 31, 2006, (3) had profits in each of the fiscal years ended December 31, 2002, 2003 and 2004 (4) would have had profits in the fiscal year ended December 31, 2005 but for the compensation expense associated with the acquisitions of TEC and Shamrock and (5) EBITDA, excluding compensation expense and cash flow from operations, were strong for all periods.

Hedging and Financing Opportunities, page 38

48.
We reissue comment 72 from our letter of April 28, 2006 in part. We note your supplemental response that "the preliminary report of Williamson Petroleum Consultants relied upon by C.K. Cooper in connection with its fairness analysis was as of a date later than the report relied upon by the board in making its determination regarding the proposed merger because the later report reflected an analysis of more current data and management of Platinum believed it best to provide its stockholders with a fairness opinion based upon the most current data available." However, the Staff requested disclosure on this issue. Accordingly, we reissue.

Securities and Exchange Commission
August 1, 2006

Response: We note the Staff's comment and refer the Staff to the disclosure on page 42 of Amendment No. 2 to the Preliminary Proxy Statement which was not contained in our prior Amendment and which disclosures the content of our prior response.

49.
Additionally, and as noted above, the February 8, 2006 letter agreement with C.K. Cooper provides that “all advice and any documents or opinions prepared or given by CKCC in connection with its engagement is for the benefit and use of the Company (but in the case of any opinion, solely the Board of Directors of the Company).”

Please disclose how “management of Platinum believed it best to its stockholders with a fairness based upon the most current data available" when the fairness opinion apparently may not be relied upon by Platinum stockholders.

Response: We note the Staff's comment and refer the Staff to our response to comment 39 above. The purpose for the board obtaining the fairness opinion was for due diligence purposes to aid in its ongoing assessment as to whether to exercise its "due diligence out". Consequently, as the board’s obligations were continuing in this regard, the board determined that the use of the most current available data was appropriate.

Fairness Opinion, page 40

50.
We reissue comment 74 from our letter of April 28, 2006. The Staff requested disclosure and your response was supplemental. Moreover, your response related to only those trades of which C.K. Cooper was "aware." Cooper and its affiliates must know which trades have been executed for their own accounts and the accounts of others. Please provide disclosure accordingly. We reissue.

We note your disclosure on page 43 that C. K. Cooper, the firm that prepared your fairness opinion, and its affiliates "may actively trade in the equity securities of Platinum for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities." Affirmatively disclose all known trades made by C.K. Cooper in Platinum securities, including the dates, types of trades, and amounts.

Response: We note the Staff's comment and have been informed by representatives of C. K. Cooper that after review of the firm's transaction logs, they have concluded that no trades have been made in Platinum securities by C. K. Cooper or its affiliates between the date of Platinum's initial public offering and the date of this letter. We have revised the disclosure on page 52 of Amendment No. 2 to the Preliminary Proxy Statement accordingly.

Securities and Exchange Commission
August 1, 2006

Comparable Transaction Analysis, page 44

51.
We reissue comment 80 from our letter of April 28, 2006. We note your response but could find no additional disclosure on page 41 (nor any other page) setting forth this information. Accordingly, we reissue. Disclose the amount to be paid per proved boe for Tandem as calculated by C.K. Cooper.

Response: We note the Staff's comment and have inserted on page 49 of Amendment No. 2 to the Preliminary Proxy Statement the inferred price per proved boe paid by Platinum as calculated by C.K. Cooper.

The Merger
Covenants, page 51

52.
We reissue comment 84 from our letter of April 28, 2006. We note your response but could find no additional disclosure on page or 32 (nor any other page) setting forth this information. Additionally, we note that you have not yet secured any lines of credit. Accordingly, we reissue.

We note your disclosure on page 52 with respect to the amounts to be reimbursed by Platinum "for all capital and workover-related costs and incurred by Tandem not to exceed an average of $700,000 per month for the period from January 1, 2006 to the effective time of the merger." Please disclose how such amounts will be paid in light of the amount of "working capital" left over in Platinum’s Trust Account once the consideration for Tandem stock and Broker's Fees to Lance Duncan are paid.

Response: We have provided, as disclosed on page 7 of Amendment No. 2 to the Preliminary Proxy Statement, the content of our response to comment 84 of the Staff’s letter of April 28, 2006 and we further refer the Staff to our responses to comments 6 and 8 above and reiterate that management of Platinum has received a commitment for financing in the amount of $45 million subject to consummation of the merger transaction, among other things; definitive loan documentation is currently being negotiated and disclosure of the status of the loan arrangement is provided on pages 12, 27 and 35 of Amendment No. 2 to the Preliminary Proxy Statement.

Unaudited Pro Financial Statements, page 59

53.
We have reviewed your response to comment 86 noting the company considers the historical costs of the assets acquired and liabilities assumed except for the oil and gas properties and deferred tax to represent the fair value. It is unclear how this accounting treatment is consistent with No. 141 particularly paragraph (37). For example, accounts receivable should be reported at present values to be received based on current interest rates less any allowance for doubtful accounts, the real estate held for development would be valued at the appraised value and property plant and equipment at replacement cost if going to be used or fair value at which it would be sold. Please revise.

Securities and Exchange Commission
August 1, 2006

Response: We note the Staff's comments and refer the Staff to our response to comment 4 of the Staff's letter dated June 30, 2006 above.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Income Statement Pro Forma Notes

Note C, page 61

54.
We have reviewed your response to comment 88 and noted that the company has acknowledged that this is a non item that does not relate to the current transaction; therefore the comment is being reissued in its entirety. We noted adjustment where you have eliminated stock based compensation associated with transactions that will not result in recurring expense and to provide for continuing stock based compensation. Pro forma adjustments reflected should give effect to events that are directly attributable to the specific transaction, factually supportable, and expected to have a continuing effect. Further, it is not appropriate to eliminate items in arriving at pro form results for infrequent or nonrecurring items included in the underlying historical financial statements for the registrant or other combining entities and that are not directly affected by the transaction. Please revise accordingly.

Response: We note the Staff's comments and refer the Staff to our response to comment 5 of the Staff's letter dated June 30, 2006 above.

2006 Long-Term Incentive Plan Proposal
Background, page 68

55.	We reissue comment 89 from our letter of April 28, 2006. We note your response but it does not address the concerns of the Staff, as noted in comment 6, above. Accordingly, we reissue.

We note disclosure: "Platinum's 2006 Long-Term Incentive Plan has been approved by Platinum's board of directors and the Plan will take effect upon consummation of the merger, subject to the approval of our stockholders." The Staff could find no limitation as to effectiveness contingent upon the merger contained in the Plan attached as Annex C. Please disclose the basis of your statement. See comment six, above, with respect to consequences of the merger with Tandem not being consummated.

Response: We have revised the disclosure on page 73 of Amendment No. 2 to the Preliminary Proxy Statement to reflect that the contingent nature of the effectiveness of the incentive compensation plan is contained in Platinum’s board resolutions adopting the plan subject to stockholder approval. We further refer the Staff to our response to comment 6 above and to the new disclosure contained on pages 1, 2, 3, 9, 12, 33,73 and 74 of Amendment No. 2 to the Preliminary Proxy Statement which now describes the other proposals as conditioned upon consummation of the merger.

Securities and Exchange Commission
August 1, 2006

We believe that the foregoing and the revisions contained in Amendment No. 2 to the Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its comment letters. Please do not hesitate to contact me (973-643-5159) or Michele F. Vaillant of this office (973-643-5093) should you have any questions or comments regarding the foregoing.

Very truly yours, Eliezer M. Helfgott

cc:	Angela Halac
John Zitko
Mike Karney
James Murphy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals